Exhibit 1.1

PURCHASE AND SALE AGREEMENT

by and between

the Sellers identified herein

and

American Campus Communities Operating Partnership LP, as the Buyer

Dated as of September 4, 2012

EXHIBITS

Exhibit A	List of Sellers, Securities, Targets and Properties

Exhibit B	Deposit Escrow Agreement

Exhibit C	Withdrawn Property Allocations

PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT, dated as of September 4, 2012 (this “Agreement”), by and between the Sellers identified on Exhibit A (collectively, the “Sellers”), on the one hand, and American Campus Communities Operating Partnership LP, a Maryland limited partnership (the “Buyer”), on the other hand.

RECITALS

A. Each Seller owns the issued and outstanding equity interests (collectively, the “Securities”) of the respective entities (each a “Target” and collectively, the “Targets”) listed on Exhibit A.

B. Each Target owns (in fee simple or through a valid leasehold interest) the real property listed next to each Target’s name on Exhibit A, (each such real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all appurtenant easements, rights and other appurtenances to any such real property, is referred to herein as a “Property” and collectively with respect to all Targets, the “Properties”), directly or indirectly through the Subsidiaries (as defined below) listed next to the respective Property on Exhibit A.

C. The Sellers wish to sell to the Buyer, and the Buyer wishes to purchase from the Sellers, all of the Securities.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“ACC REIT” means American Campus Communities, Inc., a Maryland corporation.

“Acquisition Agreement” means any merger agreement, letter of intent, agreement in principle, securities purchase agreement, asset purchase agreement or exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal, requiring Sellers to terminate this Agreement or that would result in the transactions contemplated hereby being abandoned, terminated or failed to be consummated, in each case other than with respect to any Withdrawn Property, REIT II Excluded Assets or any asset of the REIT I Sellers other than the Targets and their Subsidiaries.

“Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, any (i) sale, disposition, transfer, assignment, conveyance, merger, consolidation or similar transaction involving any of the Targets or their

Subsidiaries, (ii) sale, lease or other disposition, directly or indirectly, of any Properties (other than the Leases), (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Targets or their Subsidiaries or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the transactions contemplated hereby, including the divestiture of the REIT II Excluded Assets in accordance with Section 5.10(b) hereof, nor any proposal or offer for any Withdrawn Property, REIT II Excluded Assets or any asset of the REIT I Sellers other than the Targets and their Subsidiaries.

“Action” means any claim, action, suit, arbitration, proceeding, mediation, inquiry or other investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means (i) the Deposit Escrow Agreement; (ii) the K&D Agreements; (iii) the Securities Transfer Instruments; and (iv) all other instruments, certificates and agreements delivered by the parties pursuant to the terms of this Agreement or the other Ancillary Agreements, but excluding the East Lansing Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The Cities of New York or Austin, Texas.

“Buyer Material Adverse Effect” means any event, change, circumstance, effect or state of facts that materially delays, prevents or impairs the ability of the Buyer to perform its obligations under this Agreement and the Ancillary Agreements to which it is a party, or to consummate the transactions contemplated hereby and thereby.

“Casualty/Condemnation Cap” means, with respect to each Property, the greater of (i) $1,000,000 or (ii) 10% of the allocated value for such Property set forth on Exhibit C.

“Closing” means, as applicable, the Initial Closing and any Deferred Closing.

“Closing Date” means, as applicable, the Initial Closing Date or any Deferred Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the letter agreement, dated April 10, 2012, between Kayne Anderson Capital Advisors, L.P., Kayne Anderson Real Estate Advisors, LLC and Kayne Anderson Real Estate Advisors II, LLC, on the one hand, and ACC REIT, on the other hand, as amended by that certain letter agreement between such parties dated as of the date hereof.

“Contract” means any written agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

“control”, including the terms “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Debt” means any indebtedness for borrowed money pursuant to any of the Debt Agreements.

“Debt Consents” means those consents required under the Debt Agreements to be given by the respective lenders thereunder in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including to effect (i) the assumption by the Buyer (directly or indirectly) of (A) the Debt and (B) the other obligations under the Debt Agreements (to the extent permitted to be assumed under the terms of the Debt Agreements) and (ii) the releases of the Seller Indemnified Parties and any other Person other than the Targets and their respective Subsidiaries from (A) the Debt and (B) the other obligations under the Debt Agreements (to the extent permitted to be assumed under the terms of the Debt Agreements).

“Deferred Closing Date Transaction” means any Securities Transfer contemplated by Section 2.3(b) and any other transactions expressly contemplated by this Agreement to be consummated on or as of the Deferred Closing Date for such Securities Transfer.

“Deferred Closing Outside Date” means January 31, 2013.

“Deposit” means a portion of the Purchase Price in the amount of $20,000,000.

“Deposit Escrow Agent” means Heritage Title of Austin, Inc.

“Deposit Escrow Agreement” means the escrow agreement dated the date hereof between the Sellers, the Buyer and the Escrow Agent attached hereto as Exhibit B.

“East Lansing Agreement” means the agreement between affiliates of the Sellers and the Buyer, together with all agreements and documents contemplated thereby, as it may be amended, in the form to be agreed upon by Buyer and Sellers on or prior to September 10, 2012 and executed and delivered by the parties thereto on the Initial Closing Date, regarding the development property known as “East Lansing Phase II.”

“Encumbrance” means any charge, mortgage, lien (statutory or other), pledge, security interest, encumbrance or easement, including any right of first refusal or purchase option or, with respect to the Securities or the Subsidiary Equity Interests, restriction on voting.

“Environmental Laws” means any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal or Release of Hazardous Materials.

“Environmental Permits” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any United States federal, state, municipal or local or non-U.S. or multinational governmental, quasi-governmental, regulatory or administrative authority, agency, bureau, department, tribunal, self-regulatory organization or commission or similar body or instrumentality thereof, or any judicial or arbitral body.

“Hazardous Materials” means asbestos or any substance or materials containing asbestos, polychlorinated biphenyls, petroleum or petroleum products, radon, lead based paint and any other substance defined or regulated as “toxic,” “hazardous,” “pollutant,” “contaminant,” or words of similar import, or regulated as such, under any Environmental Law.

“Initial Closing Date Transactions” means each of the Securities Transfers contemplated by Section 2.1(a) (subject to Section 2.1(b)) and any other transactions expressly contemplated by this Agreement to be consummated on or as of the Initial Closing Date.

“IRS” means the Internal Revenue Service of the United States or any successor agency thereto.

“Knowledge” with respect to the Sellers means the actual knowledge, without further inquiry, other than a reasonable investigation of his or her personal files, of Mr. Albert Rabil, III and/or Ms. Robin Rain, being Sellers’ employees or representatives most familiar with the day to day operations of the Properties and the other matters represented and warranted to herein, and, with respect to the Buyer, means the actual knowledge, without further inquiry, other than a reasonable investigation of his personal files, of Mr. William C. Bayless, Jr. and/or Mr. William W. Talbot. Anything herein to the contrary notwithstanding, none of such persons shall have any personal liability or obligation whatsoever with respect to any of the matters set forth in this Agreement or any of the representations made by the parties being or becoming untrue, inaccurate or incomplete in any respect.

“Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“Lease” means any Residential Lease, Retail Lease or other Contract pursuant to which any Target or Subsidiary leases any portion of the Properties to any other Person, including any and all written amendments, supplements or other modifications thereto.

“Major Casualty” means, with respect to a Property, a Casualty if the cost (as reasonably estimated in good faith) to repair or restore the Damaged Property following such Casualty equals or exceeds the Casualty/Condemnation Cap for such Property.

“Material Adverse Effect” means any event, change, circumstance, effect or state of facts (each, a “Change”) that is (i) materially adverse to the business, financial condition, operations, assets or liabilities of the Targets and the Properties, taken as a whole, or (ii) prevents or materially delays or impairs the ability of the Sellers to perform their obligations under this Agreement and the Ancillary Agreements to which any Seller is a party or to consummate the transactions contemplated hereby; provided, however, that “Material Adverse Effect” shall not include any Change arising out of or attributable to any of the following, either alone or in combination: (1) generally affecting any geographic market or industry in which the Targets and the Subsidiaries operate, (2) general economic or political conditions (including those affecting the securities markets), (3) the public announcement of this Agreement or of the consummation of the transactions contemplated hereby, including any change resulting or arising from the identity of, or any facts or circumstances relating to, the Buyer or its Affiliates, (4) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof, or pandemics, earthquakes, hurricanes, tornados, other natural disasters or other similar force majeure events occurring after the date hereof, (5) any changes or prospective or retroactive changes in applicable laws, regulations or accounting rules, or any changes or prospective or retroactive changes in the interpretation or enforcement of any of the foregoing, in each case that generally impacts the student housing industry, (6) any failure to meet any internal or other projections, budgets, forecasts or estimates of revenue, earnings, cash flow or cash position, (7) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement, including the impact thereof on relationships, contractual or otherwise, with lessees, suppliers, distributors, or regulators, or (8) any action taken by the Sellers, the Targets or their respective Subsidiaries that is required by this Agreement or taken at the request of the Buyer, or the failure to take any action by the Sellers, the Targets or their respective Subsidiaries if that action is prohibited by this Agreement; provided, further, however, that (x) Changes set forth in the foregoing clauses (1), (2), (4) or (5) may be taken into account in determining whether there has been or is a Material Adverse Effect to the extent that such Changes have a materially disproportionate adverse impact on the Targets or the Properties (taken as a whole) as compared to other participants in the student housing industry in the geographical regions in which the Targets operate, but only to the extent of such materially disproportionate adverse impact as compared to such other participants, and (y) Changes relating to any Withdrawn Property, REIT II Excluded Assets or any asset of the REIT I Sellers other than the Targets and their Subsidiaries or resulting from the divestiture of the REIT II Excluded Assets or the Withdrawn Properties in accordance with the terms of this Agreement shall not be taken into account in determining whether there has been or is a Material Adverse Effect.

“Permitted Encumbrance” means (i) statutory liens for current Taxes not yet due or delinquent (i.e., which may be paid without interest or penalties); (ii) the rights of the tenants under any Lease; (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities; (iv) all matters disclosed by any Title Materials; (v) any utilities easements or rights of way or other easements or rights of way that do not adversely affect the value of a Property, and any other easements created after the date hereof with the Buyer’s prior written approval, which approval shall not be unreasonably withheld or delayed; (vi) any Encumbrance created by the Buyer or its Representatives (including pursuant to any actions taken in accordance with Section 7.1); (vii) any restriction contained in any Target’s or Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents provided or made available to the Buyer within three Business Days of the date hereof and listed in Section 3.1(b) of the Seller Disclosure Schedule; (viii) all Laws, ordinances, regulations, orders, rulings, decisions or requirements of any Governmental Authority; and (ix) any (A) liquidated final non-appealable lien or judgment affecting a Property or (B) monetary Encumbrances (or other Encumbrance the “value” of which can be readily determined) other than pursuant to the Debt Agreements, in the case of the foregoing clauses (A) or (B) for which

Sellers have furnished to Buyer an amount in cash or a surety bond equal to 125% of the amount of any such lien or judgment or any Encumbrance or a reputable title insurance company mutually approved by the Sellers and the Buyer has agreed to insure over such title defect or to provide affirmative insurance in respect thereof, in each case, in a customary manner, for any Property.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Property Material Adverse Effect” means, (i) (a) with respect to any individual Target or Subsidiary, any Change first occurring after the expiration of the Inspection Period such that the representations and warranties set forth in Sections 3.1, 3.2, 3.4, 3.5, 3.6, 3.13 or 3.21 would not be true and correct in all material respects with respect to such Target or Subsidiary, or (b) with respect to any individual Property, any Change first occurring after the expiration of the Inspection Period such that the representations in Sections 3.10, 3.14(c), 3.15 or 3.16 would not be true and correct in all material respects with respect to such Property, except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Property or the business, financial condition, operations, assets or liabilities of the Target that owns such Property or any Subsidiary thereof, in the case of each of the foregoing clauses (a) and (b), to the extent applicable, as of the Initial Closing or any Deferred Closing, as applicable, or in the case of representations and warranties that are made as of a specified date, such specified date (without giving effect to any limitation or qualification as to “knowledge” or “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein); (ii) with respect to any Property, or the Securities of the Target that owns such Property, any Change first occurring after the expiration of the Inspection Period such that at the applicable Closing such Property or Target is encumbered by any Encumbrances other than Permitted Encumbrances.

“Property Taxes” means any general or special real estate taxes, ad valorem taxes or other charges or assessments, business improvement district taxes and other state or local taxes, fees, charges or assessments in respect of real estate.

“Regulations” means the Treasury regulations promulgated under the Code, including any successor regulations.

“REIT” means a “real estate investment trust” within the meaning of Code Section 856 et seq.

“REIT I Sellers” means those Sellers identified as REIT I Sellers on Exhibit A.

“REIT II” means KAREP REIT II, Inc., a Delaware corporation.

“REIT II Excluded Assets” means the properties and assets of REIT II that are to be divested from REIT II in accordance with the provisions of Section 5.10(b) hereof.

“REIT II Preferred Shareholders” means the holders of the issued and outstanding preferred shares of REIT II.

“REIT II Sellers” means those Sellers identified as REIT II Sellers on Exhibit A.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, leaching, dispersing, migrating, dumping or disposing into the environment (including, without limitation, indoor or outdoor ambient air, drinking water, surface water, groundwater and surface or subsurface strata).

“Representatives” means, with respect to any Person, the officers, directors, trustees, employees, agents, accountants, advisors, bankers and other representatives of such Person.

“Residential Lease” means each residential lease and other rental or occupancy agreement now or hereafter in effect, that grants a possessory interest in and to any residential space situated in a Property.

“Retail Lease” means each non-residential lease and other non-residential rental or occupancy agreement now or hereafter in effect, that grants a possessory interest in and to any non-residential space situated in a Property.

“Securities Transfer Instruments” means the instruments of transfer with respect to the Securities in the respective forms mutually agreed to by the Sellers and the Buyer.

“Seller” or “Sellers” means those entities identified on Exhibit A as being the record and beneficial owners of the Securities.

“Seller Disclosure Schedule” means the disclosure letter delivered by the Sellers to the Buyer not more than three Business Days after the date of this Agreement.

“Subsidiary” or “Subsidiaries” means those entities, directly or indirectly owned by the Targets, as listed in Section 3.6(a) of the Seller Disclosure Schedule.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or domestic or foreign taxing authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees.

“Tax Return” means any return, declaration, report, statement, information statement, claim for refund, estimated tax filing or other document required to be supplied to any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Termination Fee” means an amount equal to $20,000,000, in cash.

“Title Materials” means the most recent existing fee or leasehold title insurance policy issued to any Target or Subsidiary for each Property, together with a current title search, and the most recent survey in respect of each Property in the Sellers’ possession or control, each of which shall be made available to the Buyer as soon as reasonably practicable but in no event later than fifteen Business Days after the date hereof.

“Withdrawn Property” means: (a) any Property identified as a “Withdrawn Property” pursuant to Sections 5.2(b), 5.2(c), 5.7(b), 5.10(c), 7.2, 7.3, 8.1 or 10.1(f), and (b) any Property with respect to which a Property Material Adverse Effect has occurred and is continuing on the Initial Closing Date.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
2012 Straddle Returns	6.1
AAA	11.9(a)
Adjustment Effective Time	2.5(a)
Affiliate Contracts	3.14(a)(viii)
Agreement	Preamble
Allocation Schedule	6.11
Basket	9.5(b)
Brokerage Agreements	3.14(a)(vi)
Buyer	Preamble
Buyer Indemnified Parties	9.2
Buyer Notice	6.10(g)
Buyer Residential Revenue Amount	2.5(a)(i)
Capstone	5.2(a)
Capstone K&D Securities	5.2(a)
Casualty	7.2(a)
Casualty Notice	7.2(a)
Change	Definition of Material Adverse Effect
Correctible Condition	2.4(a)
Current Taxable Year	6.10(b)
Damaged Property	7.2(a)
Debt Agreements	3.14(a)(ii)
Debt Consent Applications	5.7(b)
Debt Consent Requests	5.7(b)
Deferred Closing	2.3(b)
Deferred Closing Date	2.3(b)
Deferred Closing Date Consideration	2.3(b)
Deposit Escrow Amount	2.2
Durham Property	5.2(a)
Environmental Reports	3.15(f)
Financial Statements	3.7(a)
Ground Leases	3.16(c)
Indemnification Amount	9.5(e)

Definition	Location
Indemnified Party	9.4(a)
Indemnifying Party	9.4(a)
Initial Closing	2.3(a)
Initial Closing Date	2.3(a)
Initial Closing Date Consideration	2.1(a)
Inspection Period	7.1(a)
Insurance Policies	3.11
Interim Balance Sheets	3.7(a)
Kennesaw Property	5.2(a)
K&D Agreements	5.2(a)
Losses	9.2
Management Agreements	3.14(a)(v)
Material Contracts	3.14(a)
Material Taking	7.3
Net Worth	5.14
Non-Assumed Debt	3.14(a)(ii)
Order	8.1(a)
Organizational Documents	3.1(b)
Outside Date	10.1(b)
Permits	3.9(b)
Post-Acquisition Period	6.10(b)
Post-Closing Tax Period	6.3(a)
Pre-Closing Tax Period	6.3(a)
Proceeding Notice	6.10(g)
Properties	Recitals
Property	Recitals
Prorated Taxes	2.5(a)(v)
Purchase Price	2.1(a)
Rules	11.9(a)
Securities	Recitals
Securities Act	3.4
Securities Transfer	2.1(a)
Seller Leases	3.16(c)
Seller Indemnified Parties	9.3
Sellers	Preamble
Straddle Period	6.3(b)
Subsidiary Equity Interests	3.6
Survival Date	9.1
Target	Recitals
Third Party Claim	9.4(a)
Total Residential Revenue	2.5(a)(i)
Transfer Taxes	6.7
Transfer Tax Returns	6.7

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of the Securities.

(a) Upon the terms and subject to the conditions of this Agreement, at the Initial Closing, the Sellers shall sell and deliver or assign the Securities to the Buyer, and the Buyer shall purchase and acquire the Securities from the Sellers, in each case subject to Section 2.1(b) and pursuant to the Securities Transfer Instruments (each such sale, deliverance, assignment, purchase and acquisition, a “Securities Transfer”) for an aggregate purchase price of $846,250,000, as adjusted pursuant to this Agreement (as so adjusted, the “Purchase Price”). Subject to the conditions to the Initial Closing contained in Article VIII, on the Initial Closing Date, the Buyer shall (i) instruct the Deposit Escrow Agent to release to the Sellers the Deposit Escrow Amount and (ii) pay to the Sellers an amount in cash equal to (A) the Purchase Price less (B) the Deposit Escrow Amount (as defined below) less (C) the aggregate unpaid principal amount of the Debt as of the Initial Closing Date, in the case of this clause (C), with respect only to the Properties that are not Withdrawn Properties, subject, in the case of this clause (ii), to the adjustment for Withdrawn Properties set forth in Section 2.4(a) (the aggregate of the amounts set forth in the foregoing clauses (i) and (ii), the “Initial Closing Date Consideration”). The Initial Closing Date Consideration shall be paid by wire transfer of immediately available funds in United States dollars to an account or accounts specified in writing by the Sellers reasonably in advance of the Initial Closing Date.

(b) Notwithstanding anything to the contrary set forth in Section 2.1(a), and subject to the rights of the parties to terminate this Agreement pursuant to Section 2.4:

(i) If on the Initial Closing Date (A) any Property is a Withdrawn Property and (B) the Target that owns such Withdrawn Property owns no other Properties, the Sellers that own such Target shall not consummate a Securities Transfer with respect to such Target at the Initial Closing.

(ii) If on the Initial Closing Date (A) any Property is a Withdrawn Property and (B) the Target that owns such Withdrawn Property owns one or more additional Properties, the Sellers that own such Target shall consummate a Securities Transfer with respect to such Target only after first divesting the Withdrawn Property, to the extent such divestiture can be validly consummated and all required consents thereto of lenders have been obtained.

(iii) In any case described in Section 2.1(b)(ii) in which a divestiture of the Withdrawn Property cannot be validly consummated, the Seller that owns such Target shall not consummate a Securities Transfer with respect to such Target at the Initial Closing and each Property owned by such Target shall be a Withdrawn Property.

Section 2.2 Deposit. Within three Business Days of the execution and delivery of this Agreement, the Buyer shall fund the Deposit by wire transfer of immediately available funds in United States dollars in escrow with the Deposit Escrow Agent, to be held by the Deposit Escrow Agent in accordance with the terms and conditions of this Agreement and the Deposit Escrow Agreement (the Deposit, together with any interest and other amounts earned thereon at any time of measurement, is referred to herein as the “Deposit Escrow Amount”). The Deposit Escrow Amount shall be refundable to the Buyer as set forth in Section 7.1 and shall become non-refundable to the Buyer if the Buyer does not terminate this Agreement as set forth in Section 7.1, except as otherwise expressly set forth herein. In the event that this Agreement is terminated prior to the Initial Closing, the Buyer and Sellers shall direct the Deposit Escrow Agent to disburse the Deposit Escrow Amount in accordance with Section 10.2.

Section 2.3 Closings.

(a) Subject to the provisions set forth in Article X, the consummation of the Initial Closing Date Transactions shall take place at a closing (the “Initial Closing”) to be held at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, New York, commencing at 10:00 A.M., local time, on the fifteenth day (provided that if such day is not a Business Day, then the first Business Day following such 15-day period) following the satisfaction or waiver of all the conditions set forth in Sections 8.1, 8.2 and 8.3 (other than conditions which, by their nature, are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of those conditions), or at such other place or at such other time or on such other date as the Sellers and the Buyer mutually may agree in writing. The date on which the Initial Closing takes place is referred to as the “Initial Closing Date”.

(b) If there are any Withdrawn Properties excluded from the Initial Closing, and after the Initial Closing Date but on or prior to the Deferred Closing Outside Date the applicable Seller has cured any Correctible Condition such that such Property is no longer a Withdrawn Property (taking into account any remedial and compensatory actions undertaken by the Sellers), then the Sellers shall give written notice thereof to the Buyer, together with evidence of the Seller’s cure of such Correctible Condition. The applicable Seller(s) shall sell and deliver or assign to the Buyer, and the Buyer shall purchase and acquire from the applicable Seller(s), the Securities of the Target that owns such Property. The consummation of any such transaction shall take place at a closing (each, a “Deferred Closing”) to be held at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, New York, commencing at 10:00 A.M., local time, on the tenth day (provided that if such day is not a Business Day, then the first Business Day following such 10-day period) following the date of Sellers’ written notice that such Property is no longer a Withdrawn Property and the satisfaction or waiver of all the conditions set forth in Sections 8.4, 8.5 and 8.6 with respect to such Property (other than conditions which, by their nature, are to be satisfied at such Deferred Closing, but subject to the satisfaction or waiver of those conditions), or at such other place or at such other time or on such other date as the Sellers and the Buyer mutually may agree in writing, but in no event shall a Deferred Closing occur after the Deferred Closing Outside Date. The date on which any Deferred Closing takes place is referred to as a “Deferred Closing Date”. The purchase price for each Property payable by the Buyer to the applicable Sellers at a Deferred Closing shall be equal to the amount allocated to the related Property set forth in Exhibit C, less the aggregate unpaid principal amount of the Debt secured by such Property as of the Deferred Closing Date, as adjusted pursuant to Section 2.5 (the “Deferred Closing Date Consideration”). The Deferred Closing Date Consideration shall be paid by wire transfer of immediately available funds in United States dollars to an account or accounts specified in writing by the applicable Sellers reasonably in advance of the Deferred Closing Date.

Section 2.4 Withdrawn Properties.

(a) Other than with respect to a Withdrawn Property pursuant to Section 5.2(c), the Sellers shall have the right to adjourn the Initial Closing for a reasonable period not exceeding the Outside Date to cure any Property Material Adverse Effect or other issues, conditions or circumstances that make any Property a Withdrawn Property (each, a “Correctible Condition”) for the purpose of allowing the Sellers the opportunity to effectuate such cure (to the extent such cure is reasonably capable of being effected during such period), and if such cure is not effected on or prior to the end of such period, the Buyer may elect to waive such matter or to treat such Property as a Withdrawn Property. In lieu of effecting a cure pursuant to the foregoing, the Sellers may instead agree with the Buyer that the Sellers shall effect such cure after the Initial Closing pursuant to an agreement in form and substance reasonably acceptable to the Buyer, which, unless otherwise agreed upon by Buyer in its sole discretion, includes an obligation on behalf of the Sellers to escrow cash or provide a surety bond equal to 125% of the amount mutually agreed upon by the Buyer and the Sellers as required to cure such Correctible Condition, in which event such Property shall not be a Withdrawn Property. In the event any Property becomes a Withdrawn Property, the Initial Closing Date Consideration shall be reduced by an amount equal to the Purchase Price allocated to such Property set forth in Exhibit C.

(b) In the event that prior to the Initial Closing, the aggregate number of Withdrawn Properties is greater than three or the aggregate Purchase Price allocated to all Withdrawn Properties as set forth in Exhibit C is greater than $110,000,000, this Agreement may be terminated in its entirety at the election of the Buyer by written notice given to the Sellers delivered within the 10 days following the date on which the right first becomes available.

(c) In the event that any Property of the REIT II Sellers becomes a Withdrawn Property prior to the expiration of the Inspection Period, this Agreement may be terminated in its entirety at the election of the Sellers by written notice given to the Buyer delivered within the five Business Days following the date on which the right first becomes available.

Section 2.5 Prorations and Adjustments.

(a) The consideration payable by the Buyer in respect of any Property as provided in Section 2.1(a) or 2.3 shall be subject to proration and adjustment as provided in this Section 2.5(a), as mutually determined by the Buyer and the Sellers. For Properties other than Properties that are Withdrawn Properties as of the Initial Closing Date, the calculations required by this Section 2.5 shall be made as of 12:01 a.m., local time at each Property, on the Initial Closing Date. For Properties in respect of which a Securities Transfer is effected on a Deferred Closing Date, the calculations required by this Section 2.5 shall be made as of 12:01 a.m., local time at each Property, on such Deferred Closing Date. The applicable time for such calculation is referred to herein as the “Adjustment Effective Time.”

(i) With respect to rentals, charges and other amounts payable under Residential Leases for a Property, (a) such Seller shall be entitled to an amount equal to, with respect to each such Residential Lease, (i) the total rental, charges and other amounts payable under such Residential Lease to be paid by the tenant thereunder for the entire term of the

Residential Lease (“Total Residential Revenue”), multiplied by (ii) a fraction, the numerator of which is the number of days in the term of such Residential Lease prior to the applicable Closing Date, and the denominator of which is the total number of days within the term of such Residential Lease and (b) the Buyer shall be entitled to an amount (the “Buyer Residential Revenue Amount”) equal to, with respect to each Residential Lease, (A) the Total Residential Revenue, multiplied by (B) a fraction, the numerator of which is the number of days in the term of such Residential Lease after and including the applicable Closing Date, and the denominator of which is the total number of days within the term of such Residential Lease. At the applicable Closing, the Purchase Price shall be either debited or credited, as applicable, by an amount equal to, with respect to each Residential Lease, the difference between (A) the Buyer Residential Revenue Amount and (B) the total amount of rentals, charges and other amounts payable under such Residential Lease following such Closing Date.

(ii) All rentals, charges and other amounts payable under Retail Leases, and all other income with respect to the Property for the month in which the applicable Closing takes place, shall be prorated as of the Adjustment Effective Time.

(iii) All transferable license fees listed in Section 2.5(a)(iii) of the Seller Disclosure Schedule shall be prorated as of the Adjustment Effective Time;

(iv) Amounts due or prepaid under any Contracts (other than Leases) to which any Target or its Subsidiary is a party, all other expenses of operation of the Property due or prepaid prior to the applicable Closing (except as specified in another provision of this Section 2.5(a)), and fees and bonuses earned prior to the applicable Closing, shall be prorated as of the Adjustment Effective Time;

(v) Real estate, water and vault charges, sewer assessments, personal Property Taxes and PILOT payments (“Prorated Taxes”) for the then current tax period shall be prorated as of the Adjustment Effective Time on the basis of the most recent available tax bill;

(vi) Accrued interest under the Debt Agreements shall be prorated as of the Adjustment Effective Time;

(vii) All payments, charges and expenses (including any sales Taxes paid thereon) paid by Seller with respect to any Ground Lease for any period within which the applicable Closing Date occurs shall be prorated as of the Adjustment Effective Time;

(viii) All utilities services, including, without limitation, oil, water, electric, telephone, gas and sewer, shall be prorated as of the Adjustment Effective Time based on the most recent bill;

(ix) The Sellers shall provide the Buyer, at each Closing, with a credit against the cash due from the Buyer at such Closing for all refundable tenant security, cleaning, key, pet, “hassle free” or “move out” fees, or amounts paid in lieu thereof (with interest thereon as required by law or pursuant to the terms of the Leases) as of the Adjustment Effective Time; and

(x) The Buyer shall provide the Sellers, at each Closing, with credits for all escrows, impound accounts and replacement reserves held by the lenders under any Debt Agreement and the lessor under any Ground Lease, and other deposits held by third parties (including deposits held by utilities) in the amounts set forth in Section 2.5(a)(x) of the Seller Disclosure Schedule.

(b) All rentals, charges and other amounts payable to under any Lease that are delinquent as of the applicable Closing Date for such Property will not be prorated, and to the extent any such delinquent rents are collected, the Buyer will be entitled to retain all such amounts.

(c) The parties shall cause the reading of all utility services, including, without limitation, oil, water, electric, telephone, gas and sewer, to be made as of the Adjustment Effective Time, or as soon as possible prior thereto, and the Sellers shall pay final utility bills that are not billed directly to and paid by tenants through and including the Adjustment Effective Time.

Section 2.6 Transaction Costs. Except as otherwise provided in this Agreement, each of the parties hereto shall pay its own expenses (including, without limitation, attorneys’ and accountants’ fees and out-of-pocket expenses) incident to this Agreement and the transactions contemplated herein. The Buyer shall pay all costs of obtaining an owner’s and lender’s title insurance policy or endorsements to any existing title insurance policy (including search fees, title commitment fees, miscellaneous charges and fees, recording fees, premiums and endorsement costs) desired by the Buyer, except for the cost of the Title Materials (which shall be paid by the Sellers). All lender consent fees, assumption fees, lender’s third party costs, and other fees and amounts charged by the lenders with respect to the Debt Consents shall be paid by the Buyer, subject to the provisions of Section 5.7(b). Transfer Taxes shall be paid as set forth in Section 6.7.

Section 2.7 Several Obligations. Notwithstanding any other provision of this Agreement to the contrary, the parties hereby acknowledge and agree that (a) each REIT I Seller shall be jointly and severally liable for the representations, warranties, covenants, agreements and liabilities of each other REIT I Seller pursuant to this Agreement, (b) each REIT II Seller shall be jointly and severally liable for the representations, warranties, covenants, agreements and liabilities of each other REIT II Seller pursuant to this Agreement, (c) no REIT I Seller shall be liable for any liabilities of, or is making any representation, warranty, covenant or agreement as to: (i) any REIT II Seller, (ii) any Targets or Subsidiaries of any REIT II Seller or (iii) any of their Affiliates (other than the REIT I Sellers and any Targets or Subsidiaries of any REIT I Seller) pursuant to this Agreement and (d) no REIT II Seller shall be liable for any liabilities of, or is making any representation, warranty, covenant or agreement as to: (i) any REIT I Seller, (ii) any Targets or Subsidiaries of any REIT I Seller or (iii) any of their Affiliates (other than the REIT II Sellers and any Targets or Subsidiaries of any REIT II Seller) pursuant to this Agreement, including, in the case of the foregoing clauses (a) – (d), pursuant to Article IX or Section 10.2.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally (except as provided in Section 2.7), hereby represent and warrant to the Buyer as follows, except as set forth in the corresponding sections or subsections of the Seller Disclosure Schedule, and, notwithstanding anything to the contrary set forth in this Agreement, none of the Sellers make any representations or warranties with respect to any of the REIT II Excluded Assets:

Section 3.1 Organization and Qualification.

(a) Each Seller, each Target owned by a Seller, and each Subsidiary of such Target, is (i) a corporation, a limited liability company or a limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation as set forth in Section 3.1(a) of the Seller Disclosure Schedule and has all necessary corporate, limited liability company or partnership power and authority, as applicable, to own, lease and operate its Property and to carry on its business as it is now being conducted, and (ii) duly qualified or licensed as a foreign entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, a list of which is set forth in Section 3.1(a) of the Seller Disclosure Schedule, except, for purposes of this clause (ii), in each case, for any such failures which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Section 3.1(b) of the Seller Disclosure Schedule sets forth a true, complete and correct list of the (i) certificates of incorporation, certificates of formation, and certificates of limited partnership and (ii) bylaws, limited liability or limited partnership agreements, or the equivalent organizational documents, each as amended (all such documents being referred to as the “Organizational Documents”), of each Target owned by a Seller and each Subsidiary thereof, and each such Organizational Document is in full force and effect. Within three Business Days of the date of this Agreement, the Sellers shall provide or make available to the Buyer complete and correct copies of each of the Organizational Documents of each Target owned by such Seller and each Subsidiary thereof listed on Section 3.1(b) of the Seller Disclosure Schedule.

Section 3.2 Authority. Each Seller has the requisite corporate, limited liability company or partnership power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller of this Agreement and each of the Ancillary Agreements to which such Seller is or will be a party and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, limited liability company or partnership action, as applicable. This Agreement has been, and upon the execution by a Seller of each of the Ancillary Agreements to which such Seller will be a party will have been, duly executed and delivered by such Seller. This Agreement constitutes, and upon the execution by a Seller of each of the Ancillary Agreements to which it is or will be a party, will constitute, the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 3.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each Seller of this Agreement and each of the Ancillary Agreements to which such Seller is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the Organizational Documents of such Seller, or its respective Targets or their Subsidiaries;

(ii) conflict with or violate any Law applicable to such Seller, or its respective Targets or their Subsidiaries, or by which any property or asset of such Seller, or its respective Targets or their Subsidiaries, is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, violate, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, or change any rights under, any Contract to which such Seller, or its Targets or their Subsidiaries, is a party or by which any of its properties or assets are bound;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) No Seller, nor any Target owned by such Seller or any Subsidiary thereof, is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with, or make any filing with, any Governmental Authority in connection with the execution, delivery and performance by such Seller of this Agreement and each of the Ancillary Agreements to which such Seller is or will be a party or the consummation of the transactions contemplated hereby or thereby, except for (i) such filings as may be required by any applicable federal or state securities or “blue sky” laws, (ii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (iii) as may be necessary as a result of any facts or circumstances relating to the Buyer or any of its Affiliates.

(c) Section 3.3(c) of the Seller Disclosure Schedule contains an accurate and complete listing of all consents, approvals or authorizations that are required to consummate the transactions contemplated hereby under any Debt Agreement or any other loan or credit agreement, note, bond, mortgage, indenture or similar debt instrument or obligation to which any Seller, any Target owned by such Seller or its Subsidiaries are a party or to which their respective properties or assets are bound.

Section 3.4 Capitalization. The authorized and outstanding capital stock or other equity interests of each Target owned by the Sellers is as set forth in Section 3.4 of the Seller Disclosure Schedule. There are issued and outstanding or reserved for issuance: (1) no shares of capital stock or other equity interests of any Target, or grants or awards relating thereto, other than those owned by a Seller; (2) no securities of any Target owned by such Seller, or securities or assets of any other entity, are convertible into, or exchangeable for, stock or other equity interests of any Target owned by such Seller; and (3) no subscriptions, options, warrants, conversion rights, appreciation rights, units, calls, rights of first refusal, preemptive rights, commitments or agreements to which such Seller, any Target owned by such Seller or any of their Subsidiaries is a party or by which it is bound in any case obligating such Seller, Targets or Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, stock or other equity interests of any Target owned by such Seller or of any of its Subsidiaries, or obligating such Seller, Targets or Subsidiaries to grant, extend or enter into any such subscription, option, warrant, conversion right, appreciation right, call, preemptive right, commitment or agreement. The Securities owned by each Seller are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. There are no outstanding obligations, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the capital stock or other equity interests of any Target owned by any Seller or obligating any Target to issue or sell any shares of capital stock of, or any other equity interest in, any Target. There are no outstanding contractual obligations of any Target owned by a Seller to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock or other equity interests of any Targets owned by such Seller or to provide funds to, or make any investment in, any other Person. There are no obligations, agreements or understandings in effect with respect to the voting or transfer of any of the capital stock or other equity interests of any Targets or which restrict the transfer of capital stock or other equity interests in any such Target. No Target owned by a Seller has any outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the holders of equity interests in such Target on any matter (whether together with such equity holders or as a separate class). Neither a Seller nor any of the Targets owned by such Seller or any Subsidiary thereof is under any obligation, by reason of any agreement, to register the offer and sale or resale of any of their securities under the Securities Act of 1933, as amended (the “Securities Act”).

Section 3.5 Securities. Each Seller is the legal and beneficial owner of the number of Securities as set forth in Section 3.5 of the Seller Disclosure Schedule. Each Seller has the right, authority and power to sell, assign and transfer the Securities owned by it to the Buyer. Upon the delivery to the Buyer of Securities Transfer Instruments relating to the Securities owned by a Seller at the applicable Closing and the Buyer’s payment of the Purchase Price, the Buyer shall acquire the Securities owned by such Seller, free and clear of any Encumbrance other than any Permitted Encumbrance.

Section 3.6 Subsidiary Equity Interests. The record and beneficial ownership of the equity interests in each of the Subsidiaries directly or indirectly owned by the Targets owned by such Seller (the “Subsidiary Equity Interests”) is set forth in Section 3.6(a) of the Seller Disclosure Schedule. The Subsidiary Equity Interests constitute all of the issued and outstanding equity interests in the Subsidiaries of the Targets owned by any Seller. No Target owned by a Seller nor any Subsidiary thereof directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of, or exchangeable for, any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any other Person. The Subsidiary Equity Interests of each Seller are held free and clear of any Encumbrance, other than Permitted Encumbrances. There are no outstanding obligations, options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any kind relating to the Subsidiary Equity Interests of a Seller or obligating any Subsidiary of any Target owned by such Seller to issue or sell any shares of capital stock of, or any other interest in, any such Subsidiary. There are no outstanding contractual obligations of any Subsidiary of any Target owned by a Seller to repurchase, redeem or otherwise acquire any Subsidiary Equity Interests of such Seller, other than the preferred shares held by the REIT II Preferred Shareholders. There are no agreements or understandings in effect with respect to the voting or transfer of any Subsidiary Equity Interests of any Seller.

Section 3.7 Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of (i) the unaudited combined and combining statements of assets and liabilities for each Target owned by a Seller as at December 31, 2011, and the related unaudited combined and combining statements of revenues and expenses for each such Target for the period then ended, and (ii) the unaudited combined and combining statements of assets and liabilities for each Target owned by such Seller as at June 30, 2012 (the “Interim Balance Sheets”), and the related unaudited combined and combining statements of revenues and expenses for each Target for the period then ended (collectively referred to as the “Financial Statements”), shall be made available to the Buyer within five Business Days after the date hereof. The Financial Statements (i) have been prepared based on the books and records of such Target (except as may be indicated in the notes thereto), (ii) have been prepared on either a modified United States federal income tax basis of accounting or GAAP, as applicable, applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly reflect, in all material aspects, the assets, liabilities and results of operations of such Target, as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

(b) There are no debts, liabilities or obligations of any Target owned by a Seller or any Subsidiary thereof of any nature, whether accrued or of a contingent nature, that would be required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the Interim Balance Sheets or the notes thereto, (ii) set forth in Section 3.7(b) of the Seller Disclosure Schedule, or (iii) incurred by such Target or Subsidiary in its ordinary course of business since June 30, 2012 that, individually or in the aggregate, have not resulted in or would not reasonably be expected to result in a Material Adverse Effect.

(c) The Sellers shall provide to the Buyer within five Business Days of the date hereof (i) available schedules reflecting for each month of 2010, 2011 and 2012 year-to-date all operating and capital expenditures and income, and (ii) available rent rolls for each of the Properties. To the Knowledge of the Sellers, such schedules and rent rolls are true and complete in all material respects.

(d) As of the date the parties mutually determine the prorations and adjustments pursuant to Section 2.5(a), the schedules provided by the Sellers to the Buyer in connection therewith will include a complete and correct list of all obligations, liabilities and expenses of the Properties that are the subject of the applicable Closing in excess of $10,000 for any individual Property.

Section 3.8 Absence of Certain Changes or Events. Since December 31, 2011, the business of each Target owned by a Seller and the Subsidiaries thereof has been conducted, in all material respects, in the ordinary course of business. Since December 31, 2011, there has not been any event, development or circumstance that, individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect.

Section 3.9 Compliance with Law; Permits.

(a) Each Target owned by a Seller and each Subsidiary thereof is in compliance with all Laws applicable to it, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither such Seller, nor any Target owned by such Seller or any Subsidiary thereof, has received any written notice of any material violation of Law and no action with respect to any such violation of Law is pending.

(b) Each Target owned by a Seller and each Subsidiary thereof is in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for each such Target and Subsidiary to own and operate its respective Properties and to carry on its respective business as currently conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

No representation or warranty whatsoever is made under this Section 3.9 with respect to any environmental matters, which are covered exclusively by Section 3.15. In addition, no representation or warranty whatsoever is made under this Section 3.9 with respect to Taxes, which are covered exclusively by Sections 3.13 and 3.21.

Section 3.10 Litigation. There is no Action by or against any Target owned by a Seller or any Subsidiary thereof pending or, to the Knowledge of the Sellers, threatened by or before any Governmental Authority, nor, to the Knowledge of the Sellers, is there any investigation pending by any Governmental Authority against any Target owned by a Seller or any Subsidiary thereof, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or would affect the legality, validity or enforceability of this Agreement or any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby. Section 3.10 of the Seller Disclosure Schedule contains a complete and correct list of all Actions pending, or threatened in writing, by or against any Target or any Subsidiary, or any Seller related to any Target or Subsidiary thereof or the Property or Properties owned thereby, other than against a tenant of any of the Properties brought in the ordinary course of business.

Section 3.11 Insurance. Section 3.11 of the Seller Disclosure Schedule sets forth a true and complete list of all material insurance policies in force with respect to the Properties held by a Target or any of its Subsidiaries (the “Insurance Policies”). Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid.

Section 3.12 [Reserved].

Section 3.13 Taxes.

(a) All U.S. federal income and state income, margin and gross receipts Tax Returns and all other material Tax Returns that are required to be filed on or before the applicable Closing Date by or with respect to any Target or any Subsidiary have been or will be timely filed on or before the applicable Closing Date, and all such Tax Returns are or will be true, complete and correct in all material respects. All Taxes due and owing by the Targets and Subsidiaries (whether or not shown as due on such Tax Returns) have been or will be timely paid in full prior to the applicable Closing Date. All Taxes which the Targets or the Subsidiaries are required by law to withhold or collect have been duly withheld or collected and have been paid over to the proper Governmental Authorities. No Target or any Subsidiary has obtained any extension of time within which to file any Tax Return.

(b) (i) There are no pending or, to the Knowledge of the Sellers, threatened, audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of any of the Targets or the Subsidiaries; and (ii) no claim of any deficiency, assessment or collection of Taxes or any other dispute in respect of Taxes has been asserted in writing or, to the Knowledge of Sellers, threatened by any Governmental Authority against any of the Targets or the Subsidiaries.

(c) There are no Encumbrances (other than the Permitted Encumbrances described in clause (i) of the definition of “Permitted Encumbrances” in Article I hereof) on any of the assets of any Target or any Subsidiary thereof that arose in connection with any failure (or alleged failure) to pay any Tax due and owing by any such Target or Subsidiary.

(d) Any Tax Returns, examination reports and statements of deficiency delivered by the Sellers to the Buyer in accordance with Section 6.2 shall be correct and complete copies of such Tax Returns, examination reports and statements of deficiency.

(e) The charges, accruals, and reserves with respect to Taxes on the respective books of the Targets and the Subsidiaries are adequate and are at least equal to the liability of such entities for Taxes.

(f) None of the Targets or the Subsidiaries is entitled or subject to any adjustment under Code Section 481.

(g) None of the Targets or Subsidiaries own, operate or manage a motel, hotel, or healthcare property within the meaning of Code Section 856.

(h) None of the Targets or the Subsidiaries is a party to any hedging transaction described in Code Section 1221(b)(2) and not described in Code Section 856(c)(5)(G).

(i) No Residential Lease or Retail Lease provides for the payment of rents or other amounts by the tenant that are based, directly or indirectly, upon the net income or net profits derived from the leased property. The rent attributable to any personal property leased under any lease at the Properties does not exceed 15% of the total rent attributable to both the real and personal property leased under or in connection with such lease, as determined under Code Section 856(d)(1) and the Regulations thereunder.

(j) No Target or any Subsidiary thereof has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No Governmental Authority has requested in writing an extension of the statute of limitations with respect to any Taxes of any of the Targets or any of the Subsidiaries.

(k) No Target or any Subsidiary thereof is a party to, or is otherwise bound by, or has any obligation under, any Tax allocation or sharing agreement.

(l) No Target or any Subsidiary thereof has engaged in any listed transaction as defined in Regulations Section 1.6011-4(b)(2).

(m) Each of the Targets (other than REIT II) and the Subsidiaries has at all times been classified and treated for U.S. federal income tax purposes as a partnership or disregarded entity and not as a corporation or a “publicly traded partnership” within the meaning of Code Section 7704(b) that is treated as a corporation under Code Section 7704(a). Each of the Targets and Subsidiaries is properly classified as a disregarded entity for U.S. federal income tax purposes or a partnership (and not as a corporation or a “publicly traded partnership” within the meaning of Code Section 7704(b) that is treated as a corporation under Code Section 7704(a)) for U.S. federal income tax purposes, other than KA TRS II LLC and REIT II. Any Target or Subsidiary that is classified as a disregarded entity for U.S. federal income tax purposes is listed on the Seller Disclosure Schedule.

(n) Each of the Sellers is a United States Person (and is not a disregarded entity) for purposes of Code Sections 897 and 7701 of the Code, such that no withholding tax must be withheld or paid by the Buyer under Code Section 1445 with respect to the Buyer’s purchase of the Securities.

Section 3.14 Material Contracts; Leases.

(a) Section 3.14(a) of the Seller Disclosure Schedule is a complete list, as of the date hereof, of each of the following types of Contracts (other than the Leases) to which any of the Targets owned by a Seller or any Subsidiary thereof is a party or by which any of their assets are bound (such Contracts being “Material Contracts”):

(i) all Contracts that provide for, or will be reasonably likely to result in, payment or receipt by such Target or Subsidiary of more than $200,000 in any year, in each case other than any such Contracts that are terminable by such Target or Subsidiary on notice of 60 days or less;

(ii) (A) all Contracts relating to indebtedness for borrowed money, including any Contracts relating to indebtedness to be paid off prior to the Initial Closing or if the Property relating to such indebtedness is to be sold at a Deferred Closing, prior to such Deferred Closing (the “Non-Assumed Debt”), and (B) the first lien indebtedness to be outstanding at the applicable Closing pursuant to the agreements listed in Section 3.14(a)(ii) of the Seller Disclosure Schedule (the “Debt Agreements”);

(iii) all Ground Leases;

(iv) all Contracts that limit or purport to limit the ability of such Target or Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(v) each management agreement related to the Properties owned by each such Target owned by such Seller (collectively, “Management Agreements”);

(vi) each brokerage agreement related to the Properties owned by each such Target owned by such Seller that is not terminable by such Target or Subsidiary on notice of 120 days or less (collectively, the “Brokerage Agreements”);

(vii) all joint venture, partnership or similar agreements or arrangements with any Person (other than any Organizational Documents);

(viii) all Contracts with any Seller or Affiliate of any Seller (collectively, “Affiliate Contracts”); and

(ix) with respect to any Property owned by such Target owned by such Seller, any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell or dispose of (by merger, purchase or sale of assets or equity interests) such Property (or any material portion thereof or any material interest therein).

(b) Each Material Contract of any Target owned by a Seller or any Subsidiary thereof (i) is valid and binding on the applicable Target or the applicable Subsidiary, as the case may be, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) no such Target or Subsidiary is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Within three Business Days after the date hereof, Sellers shall make available to the Buyer true and complete copies of all Material Contracts, together with true and complete copies of all Contracts that provide for, or will be reasonably likely to result in, payment or receipt by such Target or Subsidiary of more than $40,000 in any year. No representation or warranty whatsoever is made under this Section 3.14(b) with respect to any Debt Agreements, which are covered exclusively by Section 3.14(c).

(c) Within three Business Days after the date hereof, Sellers shall make available to the Buyer true and complete copies of all of the Debt Agreements. Each Debt Agreement is in full force and effect and is valid and binding on the applicable Target or the applicable Subsidiary, as the case may be. No Seller nor any Target of such Seller or any Subsidiary thereof has received written notice from any lender under any Debt Agreement of any default or event of default thereunder that remains uncured. Within three Business Days after the date hereof, Sellers shall make available to the Buyer true and complete copies of all Debt Agreements, in each case as amended to the date hereof.

(d) Subject to the provisions of Section 7.1(a), the Sellers shall make available to the Buyer at the Properties true and correct copies of all existing Leases and all associated guaranties and lease and correspondence files.

Section 3.15 Environmental Matters. Except as set forth in the Environmental Reports (as hereinafter defined) and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) Each Target owned by a Seller and each Subsidiary thereof is in compliance with applicable Environmental Laws, has obtained all Environmental Permits required under Environmental Law for its current operations, and is in compliance with its respective Environmental Permits.

(b) No Target owned by a Seller or Subsidiary thereof has Released any Hazardous Materials on any Property or has disposed of solid waste (as defined in the Resource Conservation Recovery Act) in, on, or under any Property, in each case in violation of Environmental Laws.

(c) There is no claim, administrative, judicial or compliance order or complaint based on Environmental Laws that has been delivered to or filed or charged against any Target owned by a Seller or Subsidiary thereof that has not been paid, dismissed or settled or that remains uncured. No Seller nor any Target owned by such Seller or Subsidiary thereof has received (i) within the past 60 days, any 60-day notice letter given under the Clean Water Act, or (ii) within the past 90 days, any 90-day notice letter given under the Resource Conservation Recovery Act, in any such case with respect to any Property. There is no other legal proceeding, investigation or review that is pending or, to the Knowledge of the Sellers, threatened against any Seller or any Target owned by such Seller or any Subsidiary thereof with respect to the Properties under any Environmental Law or relating to toxic mold, fungi mycotoxin, or other hazardous bacterial contaminant at any Property, or with respect to any treatment, storage, recycling, transportation, Release or threatened Release by any such Target or any Subsidiary thereof on any of the Properties of any Hazardous Materials.

(d) No Property owned by any Target owned by a Seller is currently subject to any regulatory program to address the Release of Hazardous Substances at any Property.

(e) To the Knowledge of the Sellers, no Target owned by a Seller or a Subsidiary thereof has assumed any liability under any Environmental Law, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law.

(f) Within three Business Days of the date hereof, the Sellers shall, to the extent in its possession or under its control, provide to the Buyer all of the environmental assessments, audits, indoor air quality assessments, mold reports and all other written reports relating to the environmental condition of the Properties, including any documents provided to any Governmental Authority regarding Hazardous Materials, and all assessments regarding water intrusion and HVAC operations, all of which are listed in Section 3.15(f) of the Seller Disclosure Schedule (collectively, the “Environmental Reports”).

Section 3.16 Properties.

(a) Exhibit A sets forth a correct and complete list of all Properties owned (in fee simple or through a valid leasehold interest), directly or indirectly by the Targets.

(b) Each Target owned by a Seller or a Subsidiary thereof owns, directly or indirectly, fee simple title to, or a valid leasehold interest in, the respective Property or Properties owned by such Target or Subsidiary identified on Exhibit A, which are all of the real property or properties owned or leased by them or in which any of them own a direct or indirect interests, in each case free and clear of any Encumbrances except for Permitted Encumbrances.

(c) Section 3.16(c) of the Seller Disclosure Schedule lists each ground lease, air rights lease or other similar lease (individually, a “Ground Lease” and collectively, “Ground Leases”) and any other lease, pursuant to which any Target or any Subsidiary thereof is a lessee (such leases, together with all Ground Leases, and all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, collectively, the “Seller Leases”). Each Seller Lease is in full force and effect and is valid and binding on all parties thereto, except as would not, individually or in the aggregate, constitute a Material Adverse Effect. To the Knowledge of the Sellers, no third party to any Seller Lease is in default thereunder. Within three Business Days after the date hereof, the Sellers shall make available to the Buyer a correct and complete copy of each Seller Lease.

(d) None of the Sellers, the Targets or their Subsidiaries has received written notice of any uncured violation of any Laws affecting any of the Properties which would reasonably be expected to result in a Material Adverse Effect.

(e) As of the date hereof, none of the Sellers, the Targets or their Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Properties, except as would not reasonably be expected to result in a Material Adverse Effect.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, each Target owned by a Seller or a Subsidiary thereof has good and valid title to, or a valid and enforceable leasehold interest in, or other valid right to use, all personal property owned, used or held for use by them (other than property owned by tenants) in the operation of their respective properties and no such personal property is subject to any Encumbrances other than Permitted Encumbrances.

(g) There are no outstanding options or rights of first refusal to purchase any of the Properties or any portion thereof or any direct interests therein. Other than tenants under Leases, no other person is in possession of any of the Properties.

(h) The Title Materials to be made available to the Buyer within 15 Business Days of the date hereof will be true, complete and correct copies thereof.

(i) None of the Sellers, the Targets or their Subsidiaries is a party to any agreement that provides for the performance of management or leasing services at any of the Properties other than the Management Agreements and Brokerage Agreements.

Section 3.17 Employees. None of the Targets owned by a Seller nor any Subsidiaries thereof have any employees.

Section 3.18 Intellectual Property. Each Target owned by a Seller or a Subsidiary thereof owns, or is licensed or otherwise has the right to use, the name of its respective Property, and the website for such Property.

Section 3.19 Affiliate Transactions. No member, director, officer or other Affiliate of a Seller, nor any entity in which any such member, director, officer of other Affiliate: (i) is a party to any Contract, arrangement or understanding with, or relating to the business or operations of the Properties; (ii) is a party to any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Targets or their Subsidiaries; or (iii) owns any equity or economic interest in any property (real, personal or mixed), tangible, or intangible, used or currently intended to be used in the business or operations of the Targets or their Subsidiaries, except the Affiliate Contracts. Each of the Affiliate Contracts and the Management Agreements shall be terminated prior to the applicable Closing.

Section 3.20 Brokers. Except for Bank of America Merrill Lynch, the fees of which will be paid by the Sellers, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of a Seller or any Target owned by such Seller or any Subsidiary thereof.

Section 3.21 Additional Representations of REIT II Sellers. Each REIT II Seller (and no other Seller) represents and warrants to the Buyer as follows:

(a) REIT II has qualified as a REIT for its taxable year ended December 31, 2011 and for all subsequent taxable years (or portions thereof) through and including the Initial Closing Date. REIT II has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT for its taxable year ended December 31, 2011 and for all subsequent taxable years (or portions thereof) through and including the Initial Closing Date. Prior to the Buyer’s acquisition of the Securities, REIT II would not be treated as having been “closely held” within the meaning of Code Section 856(h) during the tax year ending with the Initial Closing. If REIT II’s taxable year beginning on January 1, 2012 were treated as ending with the Initial Closing, REIT II would satisfy the requirements of Code Section 856(c) for such taxable year ending with the Initial Closing and would qualify as a REIT for such taxable year ending with the Initial Closing.

(b) During the period beginning with REIT II’s 2011 taxable year and ending on the Initial Closing Date, REIT II (i) has been organized and has operated in a manner consistent with the requirements for qualification and taxation as a REIT, (ii) intends to continue to operate in such a manner as to qualify as a REIT for the Current Taxable Year, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other taxing authority to its status as a REIT or under similar provisions of applicable state or local income tax Laws, and no such challenge has been asserted in writing or, to the Knowledge of the Sellers, is threatened. During the period beginning on December 7, 2010 and ending on December 31, 2010 (the same constituting REIT II’s initial taxable year), REIT II had no earnings, profits, assets, income, gains, losses or deductions, conducted no activities or operations and incurred no liabilities.

(c) REIT II does not own any direct or indirect interest in another entity, including without limitation any interest in a corporation, partnership, REIT or limited liability company, other than the REIT II Subsidiaries identified as such in Section 3.21 of the Seller Disclosure Schedule. No REIT II Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Code Section 856(i)(2), or as a “taxable REIT subsidiary” within the meaning of Code Section 856(l). Any such taxable REIT subsidiary qualifies, and has qualified since its formation, as a taxable REIT subsidiary of REIT II. There are no REIT II Subsidiaries classified as a “qualified REIT subsidiary” within the meaning of Code Section 856(i)(2. The only REIT II Subsidiary that is classified as a “taxable REIT subsidiary” within the meaning of Code Section 856(l) is KA TRS II, LLC. Within five Business Days of the date hereof, the Sellers shall provide the Buyer with true, correct and complete copies of all taxable REIT subsidiary elections made by REIT II with respect to its Subsidiaries.

(d) Neither REIT II nor any Subsidiary thereof holds any asset the disposition of which would be subject to rules similar to Code Section 1374 by reason of Regulations Section 1.337(d)-7.

(e) Any REIT II Subsidiary (other than a taxable REIT subsidiary) that is a partnership, joint venture or limited liability company has been, during the period it has been owned by REIT II, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(f) Neither REIT II nor its Subsidiaries has incurred any liability for Taxes under Code Sections 856(c)(7)(C), 857(b)(5), 857(f), 860(c) or 4981 or incurred any liability for other Taxes that have not been previously paid. REIT II has not engaged at any time in any “prohibited transactions” within the meaning of Code Section 857(b)(6) or in any transaction that would give rise to “redetermined rents,” “redetermined deductions” or “excess interest” described in Code Section 857(b)(7). No event has occurred, and no condition or circumstances exist, which present a material risk that any Tax described in the preceding sentences will be imposed on REIT II or its Subsidiaries.

(g) The amount of REIT II’s liabilities does not exceed the aggregate U.S. federal income tax basis of REIT II’s assets, as determined for U.S. federal income tax purposes, as of the date hereof.

(h) REIT II has never been involved in a merger, consolidation, liquidation or reorganization with any other entity. REIT II has no earnings and profits described under Code Section 857(a)(2)(B). REIT II has not acquired any property from a C Corporation in a carry-over basis transaction.

(i) REIT II has made an election to be a REIT for its 2011 taxable year. Beginning as of January 27, 2012 through the Initial Closing Date, REIT II has had, and will continue to have, at least 100 beneficial owners at all times (unless the Buyer elects to cause the redemption of REIT II’s preferred stock as described in Section 5.11 of this Agreement). REIT II has complied with the provisions of Code Section 857(f)(1) and Regulations Section 1.857-8 with regard to ascertaining the ownership of its stock.

(j) If REIT II’s taxable year beginning on January 1, 2012 ended with the Initial Closing, no more than 5% of the gross income for REIT II for such period would be derived from sources not described in Code Section 856(c)(2).

(k) If REIT II’s taxable year beginning on January 1, 2012 ended with the Initial Closing, no more than 25% of the gross income for the REIT for such period would be derived from sources not described in Code Section 856(c)(3).

(l) Subsequent to REIT II’s first taxable year as a REIT, REIT II has not been closely held within the meaning of Code Section 856(h).

Section 3.22 Exclusivity of Representations and Warranties. Neither the Sellers nor any of their Affiliates or Representatives are making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of the Targets and the Subsidiaries), except as expressly set forth in this Agreement, including the Seller Disclosure Schedule, or the Ancillary Agreements, and the Sellers hereby disclaim any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to each of the Sellers as follows:

Section 4.1 Organization and Qualification. The Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Maryland and has all necessary limited partnership power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Buyer is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, in each case, for any such failures that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority. The Buyer has the limited partnership power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it is or will be a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited partnership action. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Buyer is or will be a party will have been, duly and validly executed and delivered by the Buyer. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Buyer is or will be a party will constitute, the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.3 Financing. With respect to: (a) the Initial Closing, on the fifteenth day (provided that if such day is not a Business Day, then the first Business Day following such 15-day period) following the satisfaction or waiver of all the conditions set forth in Sections 8.1, 8.2 and 8.3 (other than conditions which by their nature are to be satisfied at the Initial Closing) and at all times thereafter until and including the Initial Closing; and (b) any Deferred Closing, on the tenth day (provided that if such day is not a Business Day, then the first Business Day following such 10-day period) following the date of Sellers’ written notice that such Property is no longer a Withdrawn Property and the satisfaction or waiver of all the conditions set forth in Sections 8.4, 8.5 and 8.6 (other than conditions which by their nature are to be satisfied at such Deferred Closing) with respect to such Property and at all times thereafter until and including such Deferred Closing, in each case the Buyer will have access to sufficient funds to permit the Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on such date and to pay any and all fees and expenses required to be paid by the Buyer in connection with the transactions provided for herein on such date. Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that: (i) the waiver by the Sellers of any conditions in Article VIII related to this representation (including Section 8.2(a) and Section 8.2(b)) shall not in any way relieve the Buyer from liability for any breach of representations and warranties set forth in this Section 4.3 and (ii) it shall not be a condition to the obligations of the Buyer to consummate the transactions contemplated hereby that the Buyer have sufficient funds for payment of the Initial Closing Date Consideration or any consideration payable by the Buyer on any Deferred Closing Date.

Section 4.4 Litigation. There is no Action by or against the Buyer or any subsidiary of the Buyer pending or, to the Knowledge of the Buyer, threatened by or before any Governmental Authority, nor, to the knowledge of the Buyer, is there any investigation pending by any Governmental Authority against the Buyer or any subsidiary of the Buyer, in each case that would be reasonably likely to have a Buyer Material Adverse Effect.

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which the Buyer is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the Organizational Documents of the Buyer (on a consolidated basis);

(ii) conflict with or violate any Law applicable to the Buyer (on a consolidated basis) or by which any property or asset of the Buyer (on a consolidated basis) is bound or affected; or

(iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, any material contract or agreement to which the Buyer (on a consolidated basis) is a party;

except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b) The Buyer is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Buyer of this Agreement and each of the Ancillary Agreements to which it will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Buyer, except for (i) such filings as may be required to be made by the Buyer under the Securities Exchange Act of 1934, as amended, or the rules and regulations of the New York Stock Exchange, (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws or (iii) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.6 Brokers. Except for KeyBanc Capital Markets, the fees of which will be paid by the Buyer, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyer.

Section 4.7 Investment Intent. The Buyer is acquiring the Securities for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Securities in a manner that would violate the registration requirements of the Securities Act. The Buyer agrees that the Securities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Buyer is able to bear the economic risk of holding the Securities for an indefinite period (including total loss of its investment), and (either alone or together with its Representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.8 Condition of the Targets, the Subsidiaries and the Properties; Representations and Warranties of the Sellers. The Buyer is a sophisticated purchaser and has made and will make its own independent investigation and analysis (including as permitted under Article VII of this Agreement), on which it is basing its valuation of, and decision to purchase, the Securities and to enter into the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party upon such investigation and analysis. This investigation and analysis will be conducted by the Buyer together with its expert advisors and other Representatives that it has engaged for such purpose. The Buyer and its Representatives will be provided with access to the Properties (as permitted under Article VII of this Agreement) and to other information that they request in connection with such investigation and analysis. The Buyer is not relying on any statement, representation or warranty, oral or written, express or implied, made by any of the Sellers, the Targets or the Subsidiaries or any of their Affiliates or Representatives, except as expressly set forth in this Agreement, the Seller Disclosure Schedule and the Ancillary Agreements. The Buyer acknowledges that, except as specifically provided in this Agreement or any of the Ancillary Agreements, should a Closing occur, the Buyer shall acquire the Targets acquired in such Closing without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, including the Subsidiaries and the Properties, and the Buyer has not relied upon any oral or written information from, including without limitation, any estimates, projections or forecasts prepared by, any of the Sellers, the Targets or any of their Affiliates or Representatives or any employees, agents, consultants, advisors or representatives of the foregoing. Without limiting the generality of the foregoing, the Buyer acknowledges and agrees that except as may be expressly set forth in this Agreement or any Ancillary Agreements, the Buyer is acquiring the assets of the Targets, including the Subsidiaries and the Properties, “AS IS” and “WHERE IS” on each applicable Closing Date and, except as expressly set forth in this Agreement or the Ancillary Agreements, the Sellers are not making any representation or warranty, express or implied, and the Buyer has not relied on any representation or warranty, express or implied, regarding the Targets or their assets, including the Subsidiaries and the Properties, including, without limitation, any representation or warranty with respect to (i) the physical condition of all or a part of any Property, or its fitness, merchantability or suitability for any use or purpose, (ii) the Leases, rents, income or expenses of all or a part of any Property, now or in the future, or (iii) the current or future use of all or a part of any Property, including, but not limited to, use for retail, industrial, residential or other purposes, except as expressly set forth herein or in the Ancillary Agreements. Notwithstanding anything stated to the contrary in this Agreement, the disclaimers and other provisions of this Section 4.8 shall not apply to or prevent any claims arising from a breach of the representations, warranties or obligations of the Sellers under this Agreement or the Ancillary Agreements in accordance with the terms hereof or thereof.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. Except as provided in this Agreement (including as permitted by the next sentence), between the date hereof and the Initial Closing (and until the applicable Deferred Closing with respect to any Targets or Properties subject to a Deferred Closing), without the prior consent of the Buyer (which consent shall not be unreasonably withheld or delayed), the Sellers shall cause the business of the Targets and the Subsidiaries (other than with respect to any of the REIT II Excluded Assets) to be conducted only in the ordinary course of business in all material respects. Except as expressly provided in this Agreement or as set forth in Section 5.1 of the Seller Disclosure Schedule, between the date hereof and the Initial Closing (and until the applicable Deferred Closing with respect to any Targets or Properties subject to a Deferred Closing), without the prior consent of the Buyer (which consent shall not be unreasonably withheld or delayed), the Sellers shall cause each Target and Subsidiary not to and shall not permit any Target or Subsidiary (other than with respect to any of the REIT II Excluded Assets) to:

(a) amend or otherwise change its Organizational Documents;

(b) issue or sell equity securities, capital stock or equity interests of any Target or Subsidiary, or any options, warrants, convertible securities or other rights of any kind with respect to acquisition, issuance or voting of any such equity securities, capital stock or other equity interests;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any equity securities, capital stock or equity interests or make any other change with respect to its capital structure;

(d) (i) acquire or otherwise become the owner of any corporation, partnership, limited liability company, other Person or division thereof, (ii) make any equity investment in another Person or (iii) acquire or otherwise become the owner of any other assets, other than (A) assets acquired in the ordinary course of business, and (B) the Capstone K&D Securities;

(e) authorize, announce or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of any Seller, Target or Subsidiary (other than the transactions contemplated hereby, or, at REIT I Seller’s option, in connection with REIT I);

(f) other than pursuant to the Debt Agreements, incur, create or assume any indebtedness for borrowed money or otherwise become responsible for the obligations of any other Person, or make a loan or advance that will be a liability of any Target or any Subsidiary of any Target after the applicable Closing, or issue any debt securities, except for trade debt in the ordinary course not exceeding $10,000 in the aggregate for any individual Property at the applicable Closing;

(g) enter into any material commitment or transaction except in the ordinary course of business (other than in respect of Material Contracts addressed in paragraph (h) below and the Debt Agreements addressed in paragraph (r) below);

(h) enter into, amend, revise, renew or terminate any Material Contract, except in accordance with this Agreement;

(i) cancel or otherwise fail to maintain or cause to be maintained all Insurance Policies, which policies (or comparable replacements thereof) shall not be changed as to coverage terms or amounts (including limits and deductibles) in any material respect from the terms of the Insurance Policies;

(j) except for Permitted Encumbrances, sell, lease, transfer, dispose of, or create, or authorize any Person to create, any Encumbrance against, any of its assets or properties, other than (w) Withdrawn Properties, (x) ordinary course leasing activities, (y) dispositions of damaged or obsolete equipment and other items in the ordinary course of business, and (z) divestures contemplated by Sections 2.1(b) and 5.10;

(k) initiate or settle any litigation or other claim or material Action involving any of the Targets or Subsidiaries or Properties, provided, however, that the Sellers may initiate litigation against a tenant of any of the Properties in the ordinary course of business or settle litigation against a Target or Subsidiary arising in the ordinary course of business so long as the settlement involves only the payment of money and does not result in any admission of guilt or involve the imposition of any limitation or restriction upon such Target or Subsidiary;

(l) make any material changes in its accounting methods, policies, procedures, principles or practices, unless required by a Governmental Authority or pursuant to the Debt Agreements (other than in respect of Taxes addressed in paragraphs (o), (t), (u) and (v) below);

(m) except for the capital expenditures described in Section 5.1 of the Seller Disclosure Schedule, make or commit to make any capital expenditures in respect of any Property in excess of $100,000 individually or $500,000 in the aggregate (on a consolidated basis for the Properties) if the cost thereof will be a liability of the Buyer or any entity directly or indirectly owned by the Buyer after the applicable Closing;

(n) enter into any transaction or any Contract with any Seller or any of their Affiliates that would be an obligation of the Buyer or any entity directly or indirectly owned by the Buyer after the applicable Closing;

(o) make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a material refund, offset or credit of Taxes unless required by applicable Law;

(p) enter into any Residential Leases except on the forms of lease to be made available to the Buyer within three Business Days of the date of this Agreement, and not enter into any Seller Leases except in the form approved in writing by the Buyer, which such approval shall not be unreasonably withheld or delayed;

(q) grant any extraordinary or irrevocable powers of attorney;

(r) amend any of the Debt Agreements in any manner;

(s) fail to perform its obligations under any Debt Agreement such that any such failure would result in an event of default beyond any applicable notice and cure periods under any such Debt Agreement;

(t) amend any Tax Return;

(u) make a “check the box” or other election to cause any Target or Subsidiary to change its classification for Tax purposes;

(v) take any action or omit to take any action which would reasonably be expected to result in REIT II failing to qualify as a REIT or being liable for any Taxes pursuant to Code Section 856(c)(7)(C), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981; or

(w) agree or commit to do any of the foregoing.

Section 5.2 Kennesaw and Durham Properties; East Lansing Agreement.

(a) Prior to the expiration of the Inspection Period, the REIT II Sellers shall use commercially reasonable efforts to enter into one or more definitive agreements (the “K&D Agreements”) with Capstone Development Corp., an Alabama limited liability company (“Capstone”), to purchase from Capstone, effective immediately prior to the Initial Closing, but contingent on the occurrence of the Initial Closing, all of Capstone’s limited liability company membership interests (collectively, the “Capstone K&D Securities”) in (i) CDC – Kennesaw, LLC, a Delaware limited liability company and the owner of the Property known as The Lofts at Kennesaw (the “Kennesaw Property”), and (ii) CDC New Hampshire, LLC, a Delaware limited liability company and the owner of the Property known as The Cottages of Durham (the “Durham Property”). The REIT II Sellers shall use commercially reasonable efforts to cause the K&D Agreements to provide either that (A) the Buyer is an intended third party beneficiary of the representations, warranties, covenants and agreements made by Capstone thereunder or (B) the REIT II Sellers may assign to the Buyer their rights under such agreements. Notwithstanding anything to the contrary set forth in this Agreement, none of the Sellers are making any representations or warranties relating to the Capstone K&D Securities hereunder.

(b) The Sellers shall provide the Buyer with reasonable opportunity to review and comment upon the K&D Agreements, and the Sellers shall consider such comments in good faith before proceeding with any such transactions. If the K&D Agreements are not executed and delivered to the Buyer prior to the expiration of the Inspection Period, in the form reasonably acceptable to the Buyer, the Kennesaw Property and the Durham Property shall each be a Withdrawn Property.

(c) The Sellers (on behalf of their Affiliates to become parties thereto) and the Buyer shall use their respective commercially reasonable efforts to negotiate and finalize the form of the East Lansing Agreement. If the form of the East Lansing Agreement is not finalized by the Sellers and the Buyer on or prior to September 10, 2012, the Purchase Price shall be reduced by $8,300,000, and the Property known as “The Lodges of East Lansing” will be a Withdrawn Property. If the form of the East Lansing Agreement is finalized on or prior to September 10, 2012, the Buyer shall, and the Sellers shall cause such Affiliates to, execute and deliver at the Initial Closing the East Lansing Agreement substantially in such form.

Section 5.3 Covenants Regarding Information.

(a) From the date hereof until the Initial Closing Date (and until the applicable Deferred Closing Date, with respect to the Properties subject to a Deferred Closing), upon reasonable notice, the Sellers shall, and shall cause the Targets and the Subsidiaries to, afford the

Buyer and its Representatives reasonable access to the Representatives of each Seller and of each Target and Subsidiary, and the books and records (including any Tax Returns) of such Targets and Subsidiaries, and to the Properties, and shall cause the Targets and the Subsidiaries to furnish the Buyer with such financial, operating and other data and information in the possession or control of the Sellers as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Buyer’s expense, during normal business hours, if desired by the Sellers, under the supervision of the Sellers or their Representatives, and in such a manner as not to interfere unreasonably with the normal operations of the Targets and the Subsidiaries and the Properties and the rights of tenants under the Leases. Notwithstanding anything to the contrary in this Agreement, neither the Targets nor any Subsidiary shall be required to disclose any information to the Buyer or its Representatives if such disclosure would, in the Sellers’ reasonable judgment, after consultation with legal counsel, (i) jeopardize any attorney-client, work product or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof or entered into before the applicable Closing Date in the ordinary course of business.

(b) In order to facilitate the resolution of any claims made against or incurred by the Sellers (as it relates to the Targets and the Subsidiaries), for a period of six years after the Initial Closing, the Buyer shall (i) retain the books and records relating to the Targets and the Subsidiaries relating to periods prior to the Closings and (ii) afford the Representatives of the Sellers reasonable access (including the right to make, at the Sellers’ expense, photocopies), during normal business hours, to such books and records; provided, however, that the Buyer shall notify the Sellers in writing at least 30 days in advance of destroying any such books and records in order to provide the Sellers the opportunity to copy (or obtain the originals of) such books and records. The foregoing shall not apply to Tax Returns, schedules, workpapers and material records or other documents relating to any such returns, claims, audits, or other proceedings, which are covered exclusively by Article VI.

Section 5.4 Notification of Certain Matters. Until the Initial Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the other party’s conditions set forth in Article VIII of this Agreement becoming incapable of being satisfied.

Section 5.5 Resignations; Releases. The Sellers will deliver at each Closing the resignation, effective as of such Closing, of all of the directors, managers, general partners and officers of the Targets and their respective Subsidiaries (other than any manager or general partner that is itself a Target or a Subsidiary) subject to a Securities Transfer at such Closing. The Buyer, Targets and Subsidiaries will provide to each such director, manager, general partner and officer, in a form reasonably acceptable to the Buyer, a release from any and all claims not amounting to fraud the Targets and Subsidiaries may have against such director, manager, general partner and officer, in such capacity, provided, that such release shall in no way limit the Buyer’s ability to seek indemnification from any Seller in accordance with Article IX of this Agreement.

Section 5.6 Confidentiality. For a period of one year from the Initial Closing Date, each Seller shall, and shall cause its Affiliates and Representatives to, keep confidential all information, knowledge and data of or relating to the Targets and the Subsidiaries and shall not provide such information to any Person without the consent of the Buyer; provided, however, that the Sellers may disclose such information, knowledge and data to the Representatives of the Sellers and to the extent required or requested pursuant to the rules and regulations of any applicable stock exchange, any proceedings before or Order (as defined below) by any Governmental Authority or subpoena, deposition, interrogatory, civil investigative demand or other applicable Law; provided, further, that notwithstanding any terms or conditions in this Agreement to the contrary, any person may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and the Ancillary Agreements and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure. For the avoidance of doubt, the authorization related to tax disclosure is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction. The Buyer’s and its Affiliates’ obligations under the Confidentiality Agreement shall terminate at the Initial Closing; provided that with respect to Properties subject to a Deferred Closing the Confidentiality Agreement shall terminate as to such Properties at the applicable Deferred Closing.

Section 5.7 Consents and Filings; Further Assurances.

(a) The Sellers agree to provide the Buyer with any cooperation reasonably requested by the Buyer in connection with obtaining the Debt Consents set forth in paragraph (b) below.

(b) The Buyer and the Sellers shall each use reasonable commercial efforts to obtain the Debt Consents. Without limiting the generality of the foregoing, promptly following the date hereof (and in no event more than five Business Days following the date hereof), the Buyer (or the Sellers, if required by the lenders under the Debt Agreements) shall submit written requests (the “Debt Consent Requests”) to such lenders for all application documents, certificates, agreements, information and fees (the “Debt Consent Applications”) set forth in the Debt Agreements to allow for the Debt Consents in accordance with the terms of the respective Debt Agreements. In addition, the Buyer shall (i) use reasonable commercial efforts to submit a Debt Consent Application to the applicable lender no later than 10 Business Days from the date of receipt of the Debt Consent Application from such lender, (ii) use reasonable commercial efforts to promptly respond to any subsequent requests of, and supply any information reasonably requested by, the lenders under the Debt Agreements, (iii) except as set forth below, pay any and all assumption fees and other fees, costs and expenses as set forth in the respective Debt Agreements or the Debt Applications and (iv) use reasonable commercial efforts to obtain releases of the Seller Indemnified Parties and any other Person other than the Targets and their respective Subsidiaries from all obligations under the Debt Agreements to the maximum extent permitted under the terms of the Debt Agreements. The parties agree that, from and after the applicable Closing, subject to the prorations set forth in Section 2.5, the Buyer shall assume (directly or indirectly) (x) the Debt relating to the Properties that are the subject of such Closing and (y) all of the other obligations under the Debt Agreements relating to such Properties to the maximum extent permitted under the Debt Agreements. Notwithstanding any other provision hereof, none of the Buyer or its Affiliates shall be required to accept any Debt if (A) the lender thereunder requires for such Debt (1) an assumption fee in excess of 1% of the outstanding principal amount of such Debt (unless the Sellers agree to pay the amount of any assumption fee in excess of 1%) or (2) increases the interest rate, changes the interest rate from a fixed rate to a floating rate, or vice versa, or requires payment terms more onerous, or other terms materially more onerous, than those to which the applicable Target is subject, or (B) a Debt Consent with respect to such Debt is not obtained on or before the Initial Closing Date (other than due to a material breach of this Section 5.7(b) by the Buyer), in which event the Buyer, by written notice to the Sellers, may elect to treat the Property encumbered by such Debt as a Withdrawn Property. Between the date hereof and the Initial Closing Date (and until the applicable Deferred Closing with respect to any Targets or Properties subject to a Deferred Closing), the Sellers shall promptly deliver to the Buyer copies of all material documentation and notices delivered to or received from any lenders under any Debt Agreements.

(c) Prior to each Closing, each of the parties shall promptly notify the other party of any material communication it or any of its Affiliates receives from any Governmental Authority not in the ordinary course of business relating to the Properties or the matters that are the subject of this Agreement and the Ancillary Agreements and permit the other party to review in advance any proposed communication by such party to any Governmental Authority in response thereto. Prior to each Closing, neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any material filing, investigation or other inquiry relating to any of the Properties, the Targets, the Subsidiaries or the matters that are the subject of this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Prior to each Closing and subject to the Confidentiality Agreement, the parties will provide each other with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

(d) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with each other and use its reasonable commercial efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement.

(e) To the extent any Property website, Facebook account, Twitter account or other digital media is not owned by a Target or a Subsidiary thereof, or such Target or Subsidiary does not have the right to use any such digital media, the Sellers shall use commercially reasonable efforts to cause the owner thereof to assign the rights therein to such Target or Subsidiary.

Section 5.8 Public Announcements. Prior to the Initial Closing, the Sellers and the Buyer shall notify each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or other public statement or disclosure with respect to the transactions contemplated hereby. Notwithstanding the foregoing, prior to the date that the

Buyer first issues such a press release or other public statement or disclosure, no Seller shall, nor permit any Affiliate or Representative of such Seller to, issue any press release or other public statement or disclosure with respect to the transactions contemplated hereby without the Buyer’s prior written approval, which shall not be unreasonably withheld or delayed.

Section 5.9 Preparation of Financial Statements. The Sellers agree that they will provide reasonable assistance to the Buyer, at the Buyer’s expense, to produce financial statements for the Properties satisfying the requirements of Regulation S-X promulgated under the U.S. securities laws as and when needed to satisfy the Buyer’s public reporting obligations in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, and permit the Buyer’s independent registered public accounting firm access to the books and records of the Targets and the Subsidiaries for the purpose of conducting an audit of such financial statements. The Sellers agree to use commercially reasonable efforts to cause the Targets and Subsidiaries to give the Buyer and its accountants access to such of its books and records relating to the Targets, Subsidiaries and Properties and to direct their internal and external property management personnel to cooperate with the Buyer and its accountants, in each case to the extent necessary to enable the Buyer and the accountants to produce and, where applicable, audit financial statements for the Properties. The Buyer shall use its commercially reasonable efforts to minimize any interference with the operations of the Sellers, Targets, Subsidiaries and Properties in connection with the preparation of such financial statements.

Section 5.10 Redemption of REIT II Preferred Shareholders; Divesture of REIT II Properties.

(a) Unless the Buyer shall notify the Sellers at least 45 days prior to the Initial Closing that the Buyer would like to retain the REIT II Preferred Shareholders as shareholders of REIT II, immediately prior to the Initial Closing, but contingent on the occurrence of the Initial Closing, the REIT II Sellers shall cause REIT II to redeem all of the issued and outstanding shares of REIT II preferred stock held by the REIT II Preferred Shareholders.

(b) Prior to the Initial Closing Date, the Sellers shall transfer the assets and liabilities of REIT II not being acquired by the Buyer to entities that are not Targets or Subsidiaries. The Sellers shall give the Buyer reasonable opportunity to review each such transaction prior to completion and shall not proceed with any such transaction without the consent of the Buyer (not to be unreasonably withheld or delayed).

(c) Unless waived in writing by the Buyer, if the actions required by the foregoing provisions of this Section 5.10 are not consummated at or prior to the Initial Closing, the Properties owned by the REIT II Sellers shall be Withdrawn Properties.

Section 5.11 Further Assurances. At any time following each Closing, the Sellers shall and shall cause their Affiliates to promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by the Buyer to vest more effectively in the Buyer ownership of the Securities acquired by the Buyer at such Closing; provided, that the Buyer shall pay any actual and reasonable third-party fees, costs or expenses incurred by the Sellers in connection therewith and that such assurances or other documents do not create any further obligation on or impair any right of the Sellers.

Section 5.12 No Solicitation of Transactions.

(a) From the date of this Agreement until the Initial Closing, the Sellers shall not, and shall not authorize or permit any of their Affiliates or Representatives, directly or indirectly, to (i) solicit, initiate or knowingly facilitate (including by way of furnishing information) any inquiries, proposals or offers or any other efforts or attempts that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal; (ii) initiate or participate in any negotiations regarding, or that would reasonably be expected to lead to, an Acquisition Proposal or (iii) approve or recommend, or propose to approve or recommend, an Acquisition Proposal or enter into any Acquisition Agreement or propose or agree to do any of the foregoing. Without limiting the foregoing, the Sellers shall be responsible for any failure on the part of their Representatives to comply with this Section 5.12.

(b) Upon execution of this Agreement, the Sellers shall cease immediately and cause to be terminated any and all existing activities, discussions, solicitations or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal by or on behalf of the Sellers or any of their Affiliates or Representatives.

(c) The Sellers shall use their reasonable commercial efforts to cause (including by written request) each Person with whom any of them has executed a confidentiality agreement within the 12 months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential or other non-public information heretofore furnished to such Person by or on behalf of the Sellers or any of their Affiliates or Representatives.

Section 5.13 REIT Qualification. The Sellers agree that through the Initial Closing Date they will cause REIT II to continue to be a REIT. During the period commencing with REIT II’s 2012 taxable year and ending as of the Initial Closing Date, the Sellers shall at all times conduct the business of REIT II and of its Subsidiaries so that: (a) the gross income of REIT II meets the tests provided in Code Sections 856(c)(2) and (3); (b) the assets of REIT II meet the tests provided in Code Section 856(c)(4); (c) the ownership of REIT II meets the shareholder tests of Code Sections 856(a)(5) and (6); (d) REIT II meets the tests of Code Sections 856(a)(1)-(4); and (e) REIT II does not incur any liability for Taxes under Code Sections 856(c)(7)(C), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981.

Section 5.14 Financial Covenants; Replacement Guarantor. During the period commencing on the Initial Closing Date and ending on the third anniversary of the last Closing (whether the Initial Closing or a Deferred Closing), the REIT I Sellers and the REIT II Sellers (taken as a whole) shall maintain Net Worth of not less than $17,000,000 and $58,000,000, respectively. For the purposes of this Section 5.14, “Net Worth,” with respect to any Person, means the sum of such Person’s total assets less its liabilities. In the event that any of the Sellers shall elect to dissolve or liquidate prior to the third anniversary of the last Closing, Buyer agrees to accept Kayne Anderson Capital Advisors, LP as a replacement indemnitor; provided that Kayne Anderson Capital Advisors LP executes and delivers to the Buyer a guaranty agreement in the form mutually agreed upon by Buyer and Kayne Anderson Capital Advisors LP (not to be unreasonably withheld or delayed) pursuant to which Kayne Anderson Capital Advisors LP guarantees the obligations of the Sellers under Section 9.2 and covenants to maintain a Net Worth during the term of such guaranty of not less than $75,000,000, which guaranty shall terminate on the third anniversary of the last Closing.

ARTICLE VI

TAX MATTERS

Section 6.1 Cooperation. The Sellers and the Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, and participating in or conducting any audit or other proceeding in respect of Taxes. The Sellers and the Buyer shall make themselves (and their respective Representatives and employees) available on a basis mutually convenient to both parties to provide explanations of any Tax Returns or information provided under this Section 6.1. Each of the Sellers and the Buyer shall retain all Tax Returns in their possession relating to Tax matters relevant to the Targets and Subsidiaries for each taxable period first ending after the applicable Closing Date and for all prior taxable periods until the later of (a) the expiration of the statute of limitations of the taxable periods to which such Tax Returns relate, without regard to extensions, except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (b) seven years following the due date (without extension) for such Tax Returns. After such time, before the Buyer shall dispose of any such Tax Returns in its possession (or in the possession of its Affiliates), the Sellers shall be given the opportunity, after 30 days’ prior written notice, to remove and retain all or any part of such Tax Returns as the Sellers may select (at the Sellers’ expense). Any information obtained under this Section 6.1 shall be kept confidential as provided in the Confidentiality Agreement, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

Section 6.2 Taxes Generally. All Tax Returns of the Targets or Subsidiaries not required to be filed on or before the date hereof will, to the extent required to be filed or permitted to be filed on or before the applicable Closing Date, be filed (or caused to be filed) by the Sellers when due and will be prepared (or caused to be prepared) in a manner materially consistent with past practice and in accordance with all applicable Laws. To the extent Tax Returns of the Targets or Subsidiaries are required to be filed after the applicable Closing Date, but relate to taxable periods ending on or before the applicable Closing Date, the Sellers will prepare (or cause to be prepared) such Tax Returns in a manner materially consistent with past practice and in accordance with all applicable Laws, and will deliver (or cause to be delivered) such Tax Returns to the Buyer at least ten days prior to filing for its review and comment and filing; provided, however, that the Buyer’s right to review and comment shall be limited to items which, in the good faith judgment of the Buyer and its tax counsel, present a material risk that the Buyer or any Affiliate thereof (including the Targets and the Subsidiaries) will have increased liability for Taxes for any period beginning after the applicable Closing Date or that would reasonably be expected to result in REIT II or ACC REIT ceasing to qualify as a REIT or becoming liable for Taxes under Code Sections 856(c)(7)(C), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981. To the extent Tax Returns of the Targets or Subsidiaries are required to be filed with respect to a Straddle Period that includes the applicable Closing Date and such applicable Closing Date is in calendar year 2012 (“2012 Straddle Returns”), the Sellers will prepare (or cause to be prepared) such Tax Returns in a manner materially consistent with past practice and in accordance with all applicable Laws, and will deliver (or cause to be delivered)

such Tax Returns to the Buyer at least ten days prior to filing for its review and comment and filing. Subject to the provisions of Section 6.3 hereof, the Sellers will cause to be paid by the applicable Target or Subsidiary the amount of Taxes shown as due on the Tax Returns that are filed by the Seller pursuant to this Section 6.2. The Buyer shall cause the relevant Subsidiaries and/or Targets to file all other Tax Returns and, subject to the Sellers’ obligation to indemnify the Buyer pursuant to Section 6.3, shall cause the relevant filing entities to pay all Taxes shown as due on such Tax Returns; provided, however, that any Tax Return prepared and filed by or at the direction of the Buyer that includes any period (or portion thereof) on or before the applicable Closing Date (including a Straddle Period, as defined below, relating to an applicable Closing Date that occurs in calendar year 2013) (x) shall be prepared (to the extent practicable and to the extent permitted by applicable Law) in a manner materially consistent with past practices of the entity for which such Tax Return is filed; and (y) shall be delivered to the Sellers for review and comment at least ten days prior to the applicable due date and shall be revised to reflect any reasonable comments by the Sellers (provided to the Buyer at least five days prior to the applicable due date). Within five Business Days of the date hereof, the Sellers shall deliver or make available to the Buyer, correct and complete copies of all Tax Returns and examination reports by or with respect to any Target or any Subsidiary, and statements of deficiency, if any, assessed against or agreed to by any Target or any Subsidiary, in each case relating to any taxable year ending on or prior to the date hereof.

Section 6.3 Responsibility for and Apportionment of Taxes.

(a) Subject to Sections 2.5(a)(v) and 2.7, all Taxes relating to the Targets and the Subsidiaries for any taxable year or period (or portion thereof) ending on or prior to the applicable Closing Date (including, for the avoidance of doubt, any Taxes (other than Transfer Taxes, which shall be paid in accordance with Section 6.7) arising from the sale of the Securities pursuant to this Agreement, and the transactions described in Section 5.2 and Section 5.10) (such period, the “Pre-Closing Tax Period”) will be the sole responsibility of the Sellers, and the Sellers shall jointly and severally (except as provided in Section 2.7), indemnify and hold the Buyer, the Targets and the Subsidiaries harmless with respect thereto. Except as otherwise provided herein, all Taxes owing by the Targets and the Subsidiaries for any taxable year or period (or portion thereof) beginning after the applicable Closing Date (the “Post-Closing Tax Period”) will be solely the responsibility of the relevant Target or Subsidiary and not of the Sellers. The Sellers shall also be liable, and shall indemnify the Buyer, the Targets and the Subsidiaries jointly and severally (except as provided in Section 2.7), for all Taxes imposed on any Target or any Subsidiary as a result of a failure of any of the representations and warranties in Section 3.13 to be true, in accordance with and subject to the limitations described under Article IX, provided that, notwithstanding any provision hereof to the contrary, such right to indemnification shall not be subject to the limitations set forth in Section 9.5 (other than Section 9.5(d)). Notwithstanding anything in this Agreement to the contrary, to the extent Taxes relating to the Targets or the Subsidiaries for any Pre-Closing Tax Period are attributable to the Buyer’s adoption, modification or termination of any Tax election, Tax year or method of Tax accounting, on or after the applicable Closing Date (other than as expressly contemplated by this Agreement or as required by applicable law), such Taxes shall not be the responsibility of the Sellers, and the Sellers shall have no indemnification obligation in respect of such Taxes. Any prepaid Taxes or estimated Tax payments made by a Target or a Subsidiary (or by the Sellers on behalf of a Target or a Subsidiary) on or prior to the applicable Closing Date and attributable to a

Tax liability accrued during a Post-Closing Tax Period shall be credited to the Sellers in determining the Sellers’ obligations hereunder. Section 2.5(a)(v) shall govern in determining the allocation of Prorated Taxes as between the Pre-Closing Tax Period and the Post-Closing Tax Period.

(b) Subject to Section 2.5(a)(v), whenever it is necessary for purposes of this Article VI to determine the liability for Taxes of any Target or any Subsidiary for any taxable period beginning on or prior to and ending after the applicable Closing Date (a “Straddle Period”), the determination shall be made by assuming that the Straddle Period consists of two taxable years or periods, one of which ends at the close of the applicable Closing Date and the other of which begins at the beginning of the day immediately following the applicable Closing Date, and items of income, gain, deduction, loss or credit and state and local apportionment factors for the Targets and the Subsidiaries for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Targets and Subsidiaries are closed at the close of business on the applicable Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned ratably between such periods on a daily or other appropriate basis.

Section 6.4 Filing of Amended Tax Returns. The Buyer shall not file any amended Tax Return or claim for Tax refund with respect to a Target or Subsidiary after the applicable Closing Date that relates to a Pre-Closing Tax Period without the consent of the Sellers (such consent not to be unreasonably withheld or delayed). The Sellers shall not file any amended Tax Return or claim for Tax refund with respect to a Target or Subsidiary after the Closing Date that relates to a Pre-Closing Tax Period without the consent of the Buyer (such consent not to be unreasonably withheld or delayed).

Section 6.5 Refunds or Credits.

(a) To the extent any refunds, interest or credits with respect to Taxes of a Target or a Subsidiary are attributable to a Pre-Closing Tax Period, such refunds, interest or credits (net of any reasonable costs or expenses incurred to recover same) shall be for the account of the Sellers. Notwithstanding the foregoing, any such refunds, interest, credits or offsets of Taxes shall be for the account of the Buyer to the extent such refunds, interest, credits or offsets of Taxes are (A) attributable to the carryback from a taxable year or period that begins on or after the applicable Closing Date of items of loss, deduction or credit, or other Tax items of any Target or any Subsidiary (or any of their respective Affiliates, including the Buyer) or (B) included in any assets purchased by the Buyer hereunder.

(b) To the extent that any refunds, interest or credits with respect to Taxes of a Target or a Subsidiary are attributable to a Post-Closing Tax Period, such refunds, interest or credits shall be for the account of the Buyer. Notwithstanding the foregoing, any such refunds, interest, credits or offsets of Taxes shall be for the account of the Sellers to the extent such refunds, interest, credits or offsets of Taxes are attributable to the carryforward from a taxable year or period that begins before the applicable Closing Date of items of loss, deduction or credit, or other Tax items of any Target or any Subsidiary. To the extent any refunds, interest or credits with respect to Taxes paid by a Target or a Subsidiary are attributable to a Straddle Period, such refunds, interest or credits with respect to Taxes shall be apportioned between the Sellers and the Buyer based on the appropriate allocation method set forth in Section 6.3(b).

(c) The Buyer shall pay to the Sellers a sum equal to any refunds or interest actually received or credits actually used to reduce the Tax Liability of the Buyer or its Affiliates (net of any costs or expenses incurred to recover same) that are for the account of the Sellers within ten Business Days from receipt thereof or from the date on which any such credits are used by the Buyer or any of its Affiliates, provided that solely with respect to any refunds, interest or credits related to Taxes, such amounts shall be subject to a right of set-off in respect of any claim a Buyer Indemnified Party may have against the Sellers. The Buyer shall have no obligation to pay to the Sellers any amount with regard to any refunds, interest or credits for the account of the Sellers hereunder unless and until (and then only to the extent that) the Buyer actually receives such refunds or interest or uses such credits to reduce its Tax liability or the Tax liability of its Affiliates.

Section 6.6 Tax Contests.

(a) Each of the Buyer and the Sellers shall promptly notify the other in writing upon receipt of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments which may materially affect the Tax liabilities of any Target or any Subsidiary relating to any Pre-Closing Period or Straddle Period.

(b) The Sellers shall have the sole right to and shall represent the interests of the Targets and Subsidiaries in any Tax audit or administrative or court proceeding relating to any Tax for any Pre-Closing Tax Period (including the portion of any Straddle Period ending as of the applicable Closing Date), and the Sellers shall reimburse all out-of-pocket costs reasonably incurred by the Buyer (including reasonable fees and expenses of outside counsel) in connection therewith. The Buyer shall have the sole right to and shall represent the interests of the Targets and the Subsidiaries in any Tax audit or administrative or court proceeding relating to any Tax for any Post-Closing Tax Period (including the portion of any Straddle Period beginning after the applicable Closing Date), and to employ counsel of their choice, all at the Buyer’s sole cost and expense. Notwithstanding the foregoing, (i) the Sellers shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes with respect to any Tax Return of any Target or Subsidiary that would increase the liability of the Buyer (or any Target or Subsidiary) for Taxes hereunder or that, if settled, would reasonably be expected to result in REIT II or ACC REIT ceasing to qualify as a REIT or becoming liable for Taxes under Code Sections 856(c)(7)(C), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981 without the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed); and (ii) the Buyer shall not be entitled to settle, either administratively or after the commencement of litigation, any claim regarding Taxes with respect to any Tax Return of any Target or Subsidiary that would increase the liability of the Sellers for Taxes hereunder without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed).

Section 6.7 Payment of Transfer Taxes. The parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents (“Transfer Tax Returns”) regarding any real property transfer or gains, sales, use, transfer, documentary, value added, stock transfer, stamp, or other such taxes and any transfer, recording, conveyance registration and other fees and any similar fees and charges (together with any related interest, penalties or additions to Tax, “Transfer Taxes”) that become payable in connection with the Securities Transfers hereunder, and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. Sellers shall timely file, or cause to be filed, all Transfer Tax Returns and pay or cause to be paid all Transfer Taxes relating to divestitures contemplated by Section 2.1(b)(ii). All other Transfer Taxes relating to the Securities Transfers hereunder shall be paid at the applicable Closing Date by the Sellers, except for those set forth on Section 6.7 of the Seller Disclosure Schedule (which, if payable, shall be paid by the Buyer).

Section 6.8 [Reserved].

Section 6.9 Additional Covenants of REIT II Sellers.

(a) The REIT II Sellers shall reasonably cooperate with the Buyer in providing such information as the Buyer reasonably may require to file any Tax Returns of REIT II in a complete, accurate and timely manner. The REIT II Sellers shall promptly inform the Buyer of any audit, examination or proceeding by any Governmental Authority of any Tax Return relating to the Current Taxable Year or any prior taxable year of REIT II.

(b) The REIT II Sellers shall treat and report the sale of the REIT II Securities contemplated herein on all Tax Returns and in all proceedings involving any federal, state or local Tax authorities as a purchase and sale of the REIT II Securities and not as a purchase of REIT II’s or any Subsidiary’s property.

(c) The REIT II Sellers shall cooperate with the Buyer and with its Affiliates, and shall consult with the Buyer in the negotiation and settlement of any proceeding described in Section 6.10(g). The REIT II Sellers will provide the Buyer with such cooperation and information as the Buyer reasonably may request in preparing or filing any return, amended return, or claim for refund, in determining a liability or a right of refund, or in conducting any audit or other proceeding, in respect of any Taxes imposed on the parties or their respective affiliates due to their ownership of REIT II. For the Current Taxable Year and all prior taxable years, the REIT II Sellers will preserve and retain all Tax Returns, schedules, workpapers and all material records or other documents relating to any such returns, claims, audits, or other proceedings until the expiration of the statutory period of limitations (including extensions) of the taxable periods to which such documents relate and until the final determination of any payments which may be required with respect to such periods under this Agreement and shall make such documents available at the then current administrative headquarters of the REIT II Sellers to the Buyer or any Affiliate thereof, and their respective officers, employees and agents, upon reasonable notice and at reasonable times, it being understood that such representatives shall be entitled to make copies of any such books and records relating to REIT II as they shall deem necessary. Any information obtained pursuant to this subparagraph shall be kept confidential as provided in the Confidentiality Agreement, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting any audit or other proceeding. The REIT II Sellers shall provide reasonable cooperation and information required by this Section 6.9(c) at their own expense.

Section 6.10 Covenants of the Buyer Relating to REIT II Tax Matters.

(a) The Buyer shall treat and report the purchase and sale of the REIT II Securities contemplated herein on all Tax Returns and in all proceedings involving any federal, state or local Tax authorities as a purchase and sale of the REIT II Securities and not as a purchase of REIT II’s or any Subsidiary’s property.

(b) For the period beginning on the Initial Closing Date and ending on the earlier to occur of December 31, 2012 or the date on which REIT II’s taxable year, inclusive of the Closing Date (the “Current Taxable Year”) otherwise terminates for U.S. federal income tax purposes (the “Post-Acquisition Period”), the Buyer will cause REIT II to continue to be organized and operated in conformity with the requirements for qualification and taxation as a REIT. Without limiting the generality of the preceding sentence, the Buyer covenants that (i) provided that REIT II had at least 100 beneficial owners within the meaning of Section 856(a)(5) at all times during the period commencing as of January 27, 2012 and ending as of the Initial Closing (or, if applicable, ending as of the redemption of REIT II’s preferred stock in accordance with Section 5.10 hereof), REIT II will have at least 100 beneficial owners within the meaning of Code Section 856(a)(5) for a sufficient portion of the Post-Acquisition Period such that REIT II will satisfy the 100-shareholder requirement of such Code provision for the Current Taxable Year, (ii) the ultimate beneficial ownership of the Buyer will be such that the ultimate beneficial ownership of the Buyer will not cause REIT II to be “closely held” or characterized as a “pension-held REIT” for the Current Taxable Year within the meaning of Code Sections 856(a)(6) and (h) as the case may be), and (iii) following the Initial Closing, REIT II will not make any distributions that are “preferential dividends” within the meaning of Code Section 562(c).

(c) The Buyer will cause REIT II to mail the shareholder demand letters required by Regulations Section 1.857-8 within 30 days after December 31, 2012 or, if earlier, the date on which the Current Taxable Year ends, and shall exercise reasonable diligence to ascertain the ultimate beneficial ownership of REIT II during the Post-Acquisition Period.

(d) The Buyer will not make or permit to be made an election under Code Section 338 (or similar provision under state or local law) with respect to the purchase of the REIT II Securities hereunder.

(e) The Buyer shall promptly inform the REIT II Sellers of any IRS or state or local audit of any Tax Return relating to the Current Taxable Year or any prior taxable year of REIT II and shall keep the REIT II Sellers fully informed of all developments and any ensuing litigation, to the extent REIT qualification issues are implicated.

(f) The REIT II Sellers shall, at least ten days prior to filing with the applicable Governmental Authority, provide to the Buyer for review, comment and filing draft copies of the federal, state or local income or franchise tax returns to be filed with the applicable authority (along with related workpapers) for the Current Taxable Year. Such Tax Returns shall be prepared, to the extent commercially and reasonably possible (and to the extent permitted by applicable law), in accordance with Tax accounting practices consistently used in prior periods. The Buyer shall not file any amended Tax Return for REIT II for the Current Taxable Year and

any taxable period ending on or prior to the Initial Closing Date without the express written consent of the REIT II Sellers (such consent not to be unreasonably withheld or delayed), if such amended Tax Return would result in an increased Tax liability to the REIT II Sellers or their ultimate beneficial owners.

(g) In the event the Buyer or any of its Affiliates receive notice (the “Proceeding Notice”) of any examination, claim, adjustment, or other proceeding with respect to the status of REIT II as a REIT, or otherwise with respect to the federal, state or local Tax liability of REIT II for the Current Taxable Year or any prior taxable year, the Buyer shall notify the REIT II Sellers in writing thereof (the “Buyer Notice”) no later than the earlier of (i) five Business Days after the receipt by the Buyer or any of its Affiliates of the Proceeding Notice or (ii) ten days prior to the deadline for responding to the Proceeding Notice (or such reasonably shorter period should the deadline be less than ten days). Such Buyer Notice shall be accompanied by copies of any notice or other documents received from any taxing authority with respect to such matter. The REIT II Sellers shall, at their sole cost and expense, control the contest or settlement of such examination, claim, adjustment, or other proceeding and the REIT II Sellers shall reimburse all out of pocket costs reasonably incurred by the Buyer (including reasonable fees and expense of outside counsel) in connection therewith, provided that (A) the REIT II Sellers shall keep the Buyer informed of all developments in such contest, and (B) the REIT II Sellers may not agree to any settlement without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed by the Buyer and shall be promptly granted by the Buyer if (i) the amount of such settlement and all related costs are to be paid by the REIT II Sellers pursuant to the indemnity provisions set forth in Section 6.3 and the REIT II Sellers agree to promptly pay when due such amounts, and (ii) such settlement would not increase the liability of the Buyer (or any Target or Subsidiary) for Taxes (not paid by the REIT II Sellers) hereunder and would not reasonably be expected to result in REIT II or ACC REIT ceasing to qualify as a REIT or becoming liable for Taxes under Code Sections 856(c)(7)(C), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981. Notwithstanding anything to the contrary contained herein, no provisions hereof shall relieve the REIT II Sellers of their indemnification obligations under Section 6.3. The Buyer shall cooperate with the REIT II Sellers and with their Affiliates, and shall consult with the REIT II Sellers, in the negotiation and settlement of any proceeding described in this Section 6.10(g). The Buyer will provide, or cause to be provided, to the REIT II Sellers (or as applicable their tax advisors) necessary authorizations as reasonably required by the REIT II Sellers to control any proceedings which the REIT II Sellers are entitled to control pursuant to this subparagraph. The Buyer will provide the REIT II Sellers with such cooperation and information as the REIT II Sellers may reasonably request in preparing or filing any Tax Return or in conducting any audit or other proceeding, in respect of any Taxes imposed on the parties or their respective Affiliates due to their ownership of REIT II; provided that the Buyer shall have no obligation to file any amended Tax Return or claims for refund with regard to any Pre-Closing Periods. For the Current Taxable Year and all prior taxable years, the Buyer will preserve and retain all Tax Returns, schedules, workpapers and all material records or other documents relating to any such returns, claims, audits, or other proceedings until the longer of seven years after the Closing or the expiration of the statutory period of limitations (including extensions) of the taxable periods to which such documents relate and until the final determination of any payments which may be required with respect to such periods under this Agreement and shall make such documents available to the REIT II Sellers or any Affiliate thereof, and their respective officers, employees and agents, upon reasonable notice and at reasonable times, it being understood that such representatives shall be entitled to make copies of any such books and records relating to REIT II as they shall deem necessary. Any information obtained pursuant to this subparagraph shall be kept confidential as provided in the Confidentiality Agreement, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting any audit or other proceeding. The Buyer shall provide reasonable cooperation and information required by this Section 6.10(g) at its own expense.

Section 6.11 Allocations. During the Inspection Period, the parties agree to use good faith efforts to agree on a schedule (as so agreed upon, the “Allocation Schedule”) of the allocation of the Purchase Price, adjusted as necessary for U.S. federal income tax purposes, between and among the Securities and the Properties, all in accordance with the general principles of Section 1060 of the Code and the Regulations pursuant thereto or any successor provision. Except to the extent otherwise required by Law or by a final “determination” within the meaning of Section 1313(a)(1) of the Code, following agreement of the parties on the Allocation Schedule, the Sellers and the Buyer shall (i) be bound by the Allocation Schedule, for purposes of determining any U.S. federal and state income Taxes; (ii) prepare and file, and cause their Affiliates to prepare and file, their U.S. federal and state income Tax Returns on a basis consistent with the Allocation Schedule; and (iii) take no position, and cause their Affiliates, to take no position, inconsistent with the Allocation Schedule, on any applicable U.S. federal or state income Tax Return or in any U.S. federal or state income Tax proceeding before any Governmental Authority or otherwise for U.S. federal or state income Tax purposes. Following agreement of the parties on the Allocation Schedule, the Allocation Schedule shall be revised only by mutual agreement of the Buyer and the Sellers, from time to time, so as to reflect any matters that need updating. Following agreement of the parties on the Allocation Schedule, in the event the allocation of the Purchase Price contained therein is disputed by any Governmental Authority, the party (or the party’s Affiliate) receiving notice of the dispute shall promptly notify the other party hereto, and the Sellers and the Buyer agree to use their respective commercially reasonable efforts to defend, and to cause their respective Affiliates to defend, such purchase price allocation in any audit or similar Tax proceeding. The parties shall have no obligations under this Section 6.11 in the event that, despite their good faith efforts, they are unable to agree upon an Allocation Schedule.

Section 6.12 Survival. The covenants and agreements set forth in this Article VI apply after and shall survive the consummation of any Closing hereunder.

ARTICLE VII

INSPECTION PERIOD; CASUALTY AND CONDEMNATION

Section 7.1 Inspection Period.

(a) The Sellers agree that the Buyer shall have up to 60 days from the date of this Agreement (such period, the “Inspection Period”) in which to make all inspections or investigations, including physical inspections (including any Phase I investigations), any title searches and any surveys, desired by the Buyer with respect to the Properties, the Targets and their Subsidiaries or any portion thereof, so long as the Buyer’s activities do not cause physical damage, involve boring, drilling, the taking of core samples or excavation or interfere unreasonably with the normal operations of the Targets and the Subsidiaries and the Properties and do not unreasonably interfere with the rights of tenants under the Leases. In that regard the Buyer, personally or through its Representatives, shall be entitled to enter upon the Properties during regular business hours; provided, however, the Buyer shall give the Sellers not less than two Business Days’ notice prior to the inspection; provided further, however, the Buyer shall not be permitted to make any inquiries or communicate in any way with the staff or tenants of the Properties without the prior written approval of the Sellers, which shall not be unreasonably withheld or delayed. Representatives of the Sellers may (at the Sellers’ sole discretion) supervise the Buyer and its Representatives during any inspection. Any and all information learned during the course of the inspection conducted by the Buyer shall be deemed by the parties to be Evaluation Material (as defined in the Confidentiality Agreement). Following the expiration of the Inspection Period, the Buyer shall continue to have the right to enter upon the Properties (after appropriate notice as set forth above) to conduct additional inspections of the Properties notwithstanding the fact that the Inspection Period (and rights of termination of this Agreement pursuant to such Inspection Period) may have expired. The Buyer will indemnify, defend and hold the Sellers harmless from any and all loss, cost, expense, damage, liability, action or cause of action arising from (i) any physical property damage caused by the Buyer in the course of any inspection, study or investigation by the Buyer, (ii) any injury to persons caused by the Buyer in the course of such inspection, study or investigation and (iii) any mechanics or materialmen’s liens placed upon or against the Properties or any portion thereof as a result of such inspection, study or investigation by the Buyer, and no Major Casualty can result from such loss, cost, expense, damage, liability, action or cause of action. The Buyer shall maintain comprehensive general liability insurance (with policy limits of at least $1,000,000 per occurrence) and workers’ compensation insurance (with policy limits not less than statutory requirements) with respect to the activities it (or its Representatives) conducts at the Properties. The Buyer’s indemnity and insurance obligations under this Section 7.1 shall survive each Closing or termination of this Agreement.

(b) If, within the Inspection Period, the Buyer, in the Buyer’s sole discretion, judgment and opinion, approves or is satisfied with its inspection the Properties, the Targets and their Subsidiaries or any portion thereof, then the Buyer shall give written notice thereof to the Sellers, in which event the Inspection Period shall be terminated. If the Buyer fails to deliver such notice prior to the expiration of the Inspection Period, this Agreement shall be terminated, and the Deposit Escrow Amount shall be immediately returned to the Buyer whereupon this Agreement automatically shall be terminated in accordance with Article X.

(c) Notwithstanding the foregoing, if the Sellers fail to deliver to the Buyer any of the Seller Disclosure Schedule, the Organizational Documents, the Financial Statements, the Material Contracts, the Debt Agreements, the Environmental Reports, the Seller Leases and the Title Materials as required by this Agreement, on or before 11:59 p.m., Eastern Time, on the respective dates required herein, the Inspection Period shall be extended by one day for each day occurring during the period commencing on such date and ending on the date of delivery to the Buyer of all such materials.

Section 7.2 Casualty.

(a) If all or any portion of any Property (each, a “Damaged Property”) is destroyed or damaged as a result of fire or any other casualty (a “Casualty”), the Sellers shall promptly give written notice thereof (the “Casualty Notice”) to the Buyer. Notwithstanding the occurrence of a Major Casualty, a Property shall not be a Withdrawn Property if (i) the damage resulting from the Casualty is covered by the Insurance Policies (subject only to the applicable deductible) or by funds that the Sellers commit to provide by way of a credit against the applicable allocation of the Purchase Price or agree to remedy in accordance with Section 2.4(a), (ii) subject to the rights of any lender under the Debt Agreements, the proceeds of any applicable Insurance Policy, less any costs and expenses reasonably incurred by the Sellers to settle any insurance claims and obtain such insurance proceeds and to effect any repair or restoration made to such Property prior to the applicable Closing, shall be paid, or the rights thereto assigned, to the Buyer at the applicable Closing, (iii) all unpaid claims and rights in connection with the Casualty shall be assigned to the Buyer at the applicable Closing, (iv) there is rent interruption insurance in place for a period sufficient to cover any anticipated loss in revenue from the Damaged Property resulting from such Casualty, and (v) there is no known material impediment to obtaining all governmental approvals to permit the Damaged Property to be rebuilt or repaired substantially to its condition prior to such Casualty. Upon the occurrence of a Major Casualty, if any provision set forth in the preceding sentence is not satisfied, the Buyer shall have the right, at its sole option, to either (a) treat such Property as a Withdrawn Property and, if applicable, require the Sellers to divest such Property pursuant to Section 2.1(b)(ii) by giving the Sellers written notice to such effect within 10 days after its receipt of a Casualty Notice or (b) consummate a Securities Transfer with respect to such Property.

(b) If a Property is the subject of a Major Casualty but the Buyer either is not entitled to or does not elect to treat such Damaged Property as a Withdrawn Property pursuant to the provisions of this Section 7.2, then the Sellers shall prior to the applicable Closing cause all temporary repairs to be made to the Damaged Property as shall in the Sellers’ reasonable judgment be required to prevent further deterioration and damage to the Damaged Property and to protect public health and safety.

(c) If a Property is the subject of a Casualty which is not a Major Casualty, such Property shall not be a Withdrawn Property, and (i) subject to the rights of any lender under the Debt Agreements, the proceeds of any applicable Insurance Policies, less any costs and expenses incurred by the Sellers to settle any insurance claims and obtain such insurance proceeds and to effect any repair or restoration made to such Property prior to the applicable Closing shall be paid to the Buyer at the applicable Closing, and (ii) all unpaid claims and rights in connection with the Casualty shall be assigned to the Buyer at the applicable Closing without in any manner affecting the consideration in respect of such Property payable to the Sellers hereunder.

Section 7.3 Condemnation. In the event of a Material Taking of a Property, the Buyer shall have the right, at its sole option, to either (a) treat such Property as a Withdrawn Property and, if applicable, require the Sellers to divest such Property pursuant to Section 2.1(b)(ii) by giving the Sellers written notice to such effect within 10 days after its receipt of written notification of any such occurrence or (b) consummate a Securities Transfer with respect to such Property. The term “Material Taking” as to any Property or any portion thereof means the institution of any proceedings, judicial, administrative or otherwise, by a Governmental Authority which (i) causes all access to such Property to be taken or materially diminished (i.e., following such taking such Property no longer has access to a publicly dedicated street or traffic flow from and to such Property is materially impaired), (ii) results in parking no longer being in compliance with applicable zoning laws (except that legal non-conforming parking shall be deemed in compliance) and if no alternative parking is reasonably available, or (iii) results in the cost to repair or restore the affected Property (as reasonably estimated in good faith and net of any award or damages payable in respect of such taking) following such taking to be equal to or in excess of the Casualty/Condemnation Cap for such Property.

Section 7.4 Waiver. The Sellers and the Buyer hereby waive the provisions of Section 5-1311 of the General Obligations Law of the State of New York and Section 1662(a) of the California Civil Code, and of any other similar law to the same or similar effect, and agree that the same shall not apply to this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 General Conditions to the Initial Closing. The respective obligations of the Buyer and the Sellers to consummate the Initial Closing Date Transactions shall be subject to the fulfillment, at or prior to the Initial Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by the party in whose favor such condition exists, in its sole discretion (provided, however, that such waiver shall only be effective as to the obligations of such party):

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the Initial Closing Date Transactions (an “Order”); provided that if such effect is limited to one or more Properties, such Properties shall be Withdrawn Properties and, subject to the provisions of Section 2.4, the obligations of the parties to effect the Initial Closing shall be unaffected.

(b) All material consents of, or registrations, declarations or filings with, any Governmental Authority required for the consummation of the Initial Closing Date Transactions shall have been obtained or filed; provided that if such matters are limited to one or more Properties, such Properties shall be Withdrawn Properties and, subject to the provisions of Section 2.4, the obligations of the parties to effect the Initial Closing shall be unaffected.

(c) The Debt Consents shall have been obtained on or prior to the Outside Date; provided that, if any Debt Consent is not obtained, the affected Property shall be a Withdrawn Property and, subject to the provisions of Section 2.4, the obligations of the parties to effect the Initial Closing shall be unaffected.

Section 8.2 Conditions to Obligations of the Sellers to Effect the Initial Closing. The obligations of the Sellers to consummate the Initial Closing Date Transactions shall be subject to the fulfillment, at or prior to the Initial Closing, of each of the following conditions, any of which may be waived in writing by the Sellers in their sole discretion:

(a) The representations and warranties of the Buyer contained in this Agreement or any Ancillary Agreement shall be true and correct as of the Initial Closing, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except in each case where the failure to be so true and correct (without giving effect to any limitation or qualification as to “knowledge” or “materiality” (including the word “material”) or “Buyer Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. The Buyer shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it, in all material respects, prior to or at the Initial Closing. The Sellers shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized senior executive officer thereof.

(b) The Buyer shall have delivered the Initial Closing Date Consideration to the Sellers in accordance with Section 2.1(a).

(c) The Sellers shall have received an executed counterpart of each of the Ancillary Agreements to which the Buyer is a party, each duly executed by the Buyer.

(d) The affiliates of the Sellers under the East Lansing Agreement shall have received an executed counterpart of the East Lansing Agreement, duly executed by the Buyer, to the extent required pursuant to Section 5.2(c).

(e) The Buyer, Targets and Subsidiaries shall have delivered the releases contemplated by Section 5.5.

Section 8.3 Conditions to Obligations of the Buyer to Effect the Initial Closing. The obligations of the Buyer to consummate the Initial Closing Date Transactions shall be subject to the fulfillment, at or prior to the Initial Closing, of each of the following conditions, any of which may be waived in writing by the Buyer in its sole discretion:

(a) The representations and warranties of the Sellers contained in this Agreement or any Ancillary Agreement shall be true and correct as of the Initial Closing, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except in each case where the failure to be so true and correct (without giving effect to any limitation or qualification as to “knowledge” or “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Sellers shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by them, in all material respects, prior to or at the Initial Closing. The Buyer shall have received from each of the Sellers a certificate to the effect set forth in the preceding sentences, signed by a duly authorized senior executive officer thereof. Notwithstanding anything to the contrary in this Agreement, no Seller shall make any representations or warranties with respect to any Withdrawn Property at the Initial Closing in the certificate to be delivered pursuant to this Section 8.3(a), nor are any representations or warranties with respect to any Withdrawn Properties set forth in this Agreement or such certificate conditions to the Initial Closing.

(b) The Sellers shall have delivered or cause to be delivered (in the case of certificated Securities) or assigned (in the case of non-certificated Securities) to the Buyer the Securities accompanied by the Securities Transfer Instruments, as appropriate, subject to Section 2.1(b).

(c) The Buyer shall have received an executed counterpart of each of the Ancillary Agreements to which any Seller is a party, each duly executed by each party other than the Buyer.

(d) The Buyer shall have received an executed counterpart of the East Lansing Agreement, duly executed by the affiliates of the Sellers party thereto, to the extent required pursuant to Section 5.2(c).

(e) No Material Adverse Effect shall have occurred and be continuing.

(f) The aggregate number of Withdrawn Properties does not exceed three or the aggregate Purchase Price allocated to all Withdrawn Properties as set forth in Exhibit C does not exceed $110,000,000.

(g) Each Seller shall have delivered to the Buyer resolutions of its Board of Directors (or similar governing body) authorizing the execution, delivery and performance by it of this Agreement, the Ancillary Agreements and the documents and instruments to be executed and delivered by it pursuant hereto and thereto, and the transactions contemplated hereby and thereby, each certified by a senior executive officer of such Seller.

(h) The Sellers shall have delivered to the Buyer a properly prepared and duly executed certificate of non-foreign status under Regulations Section 1.1445-2(b)(2).

(i) The Sellers shall have delivered to the Buyer the resignations contemplated by Section 5.5.

(j) The Sellers shall have delivered to the Buyer evidence of the termination of all Affiliate Agreements, Management Agreements and Non-Assumed Debt with respect to the Properties that are the subject of the Initial Closing.

(k) Akin Gump Strauss Hauer & Feld LLP shall have issued an opinion to the Buyer dated as of the Initial Closing Date, together with copies of any supporting representation letters delivered in connection with such opinion, regarding REIT II’s organization and operation in conformity with the requirements for qualification and taxation as a REIT at all times beginning on January 1, 2011 through December 31, 2011 and for the period from January 1, 2012 through the Initial Closing, such opinion and any supporting representation letter delivered in connection therewith to be substantially in the form agreed upon by the parties within 10 Business Days from the date hereof.

Section 8.4 General Conditions to any Deferred Closing. The respective obligations of the Buyer and the Sellers to consummate the Deferred Closing Date Transactions shall be subject to the fulfillment, at or prior to any Deferred Closing, of each of the following conditions (but only with respect to the Property or Properties that are the subject of the Deferred Closing), any of which may, to the extent permitted by applicable Law, be waived in writing by the party in whose favor such condition exists, in its sole discretion (provided, however, that such waiver shall only be effective as to the obligations of such party):

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order.

(b) All material consents of, or registrations, declarations or filings with, any Governmental Authority required for the consummation of the Deferred Closing Date Transactions shall have been obtained or filed.

(c) The Debt Consents with respect to any Property that is the subject of such Deferred Closing shall have been obtained.

Section 8.5 Conditions to Obligations of the Sellers to Effect any Deferred Closing. The obligations of the Sellers party to such Deferred Closing to consummate any Deferred Closing Date Transaction shall be subject to the fulfillment, at or prior to such Deferred Closing, of each of the following conditions (but only with respect to the Property or Properties that are the subject of the Deferred Closing), any of which may be waived in writing by such Sellers in their sole discretion:

(a) The representations and warranties of the Buyer contained in this Agreement shall be true and correct as of the Deferred Closing, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except in each case where the failure to be so true and correct (without giving effect to any limitation or qualification as to “knowledge” or “materiality” (including the word “material”) or “Buyer Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect. The Buyer shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it, in all material respects, during the period from the Initial Closing to such Deferred Closing. The Sellers shall have received from the Buyer a certificate to the effect set forth in the preceding sentences, signed by a duly authorized senior executive officer thereof.

(b) The Buyer shall have delivered to the applicable Seller(s) the Deferred Closing Date Consideration for the Properties that are the subject of the Deferred Closing in accordance with Section 2.3(b).

(c) The Sellers shall have received an executed counterpart of each of the Securities Transfer Instruments for the Securities that are the subject of such Deferred Closing and to which the Buyer is a party, each duly executed by the Buyer.

(d) The Buyer, Targets and Subsidiaries shall have delivered the releases contemplated by Section 5.5 related to such Property.

Section 8.6 Conditions to Obligations of the Buyer to Effect any Deferred Closing. The obligations of the Buyer to consummate any Deferred Closing shall be subject to the fulfillment, at or prior to such Deferred Closing, of each of the following conditions (but only with respect to the Property or Properties that are the subject of the Deferred Closing), any of which may be waived in writing by the Buyer in its sole discretion:

(a) The representations and warranties of the Sellers contained in this Agreement relating to the Seller, the Target or the Property that, in each case, are the subject of, or a party to, such Deferred Closing shall be true and correct as of the Deferred Closing, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date, except in each case where the failure to be so true and correct (without giving effect to any limitation or qualification as to “knowledge” or “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Seller that is a party to the Deferred Closing Transaction shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by them, in all material respects, during the period from the Initial Closing to the Deferred Closing. The Buyer shall have received from each Seller that is a party to the Deferred Closing Transaction a certificate to the effect set forth in the preceding sentences, signed by a duly authorized senior executive officer thereof.

(b) The applicable Seller has cured any Correctible Condition such that the Property that is the subject of such Deferred Closing is no longer a Withdrawn Property (taking into account any remedial and compensatory actions undertaken by the Sellers, including any agreement in lieu of cure in accordance with Section 2.4(a)).

(c) The Sellers shall have delivered or cause to be delivered (in the case of certificated Securities) or assigned (in the case of non-certificated Securities) to the Buyer the Securities that are the subject of such Deferred Closing, accompanied by the Securities Transfer Instruments, as appropriate.

(d) No Property Material Adverse Effect with respect to any Property that is the subject of such Deferred Closing shall have occurred and be continuing.

(e) The Sellers shall have delivered to the Buyer the resignations contemplated by Section 5.5 related to such Property that is the subject of such Deferred Closing.

(f) The Sellers shall have delivered to the Buyer evidence of the termination of all Affiliate Agreements, Management Agreements and Non-Assumed Debt with respect such Property that is the subject of such Deferred Closing.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Sellers and the Buyer contained in this Agreement or in any of the Ancillary Agreements, and, subject to the following sentence, the covenants and other agreements contained in this Agreement or the Ancillary Agreements, and any rights or obligations arising out of the breach of such covenant or other agreements, shall survive the Initial Closing and any Deferred Closing until the first anniversary of the applicable Closing; provided, however, that: (a) the representations and warranties of the Sellers set forth in Section 3.2 (relating to authority), Section 3.4 (relating to capitalization), Section 3.5 (relating to the Securities) and Section 3.6 (relating to Subsidiary equity interests) shall survive forever; (b) the representations and warranties of the Sellers set forth in Section 3.13 (relating to Taxes) and Section 3.21 (relating to the REIT II Sellers), and the indemnification obligations of the Seller set forth in Section 9.2(d), shall survive for 60 days following the expiration of the relevant statute of limitations applicable to the assessment of the particular Taxes in question; and (c) the indemnification obligations of the Sellers set forth in Section 9.2(c) shall survive for the period ending on the date that is four years after the last Closing (as applicable, the “Survival Date”). Notwithstanding any other provision hereof, only those covenants or agreements that by their terms apply or are to be performed in whole or in part after any Closing, and this Section 9.1, shall survive the applicable Closing.

Section 9.2 Indemnification by the Sellers. Following the Initial Closing (or, with respect to any Property subject to a Deferred Closing, following such Deferred Closing), each Seller shall jointly and severally (except as provided in Section 2.7) save, defend, indemnify and hold harmless the Buyer and its Affiliates (including the Targets and the Subsidiaries), and their officers, directors, managers, employees, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”) to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Sellers contained in this Agreement or any Ancillary Agreement or any certificate delivered pursuant hereto;

(b) any breach of any covenant or agreement by the Sellers contained in this Agreement;

(c) any claim made by any present or former member, partner or investor of the Sellers or their Affiliates that is based on any actual or alleged act or omission on the part of the general partner or managing member (or the equivalent) of any Seller or its Affiliates, including breach of fiduciary duties (including duties of disclosure) relating to (1) matters arising prior to the applicable Closing or (2) the transactions contemplated hereby or by the Ancillary Agreements (including without limitation, the negotiation of the terms of the transactions contemplated hereby or thereby); or

(d) any divesture of REIT II Excluded Assets or Withdrawn Properties by REIT II or any Subsidiary pursuant to Section 2.1(b)(ii) or Section 5.10(b).

Section 9.3 Indemnification by the Buyer. Following the Initial Closing (or, with respect to any Property subject to a Deferred Closing, following such Deferred Closing), the Buyer shall save, defend, indemnify and hold harmless the Sellers and their Affiliates, officers, directors, managers, employees, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses to the extent arising out of or resulting from:

(a) any breach of any representation or warranty made by the Buyer contained in this Agreement or any Ancillary Agreement or any certificate delivered pursuant hereto;

(b) any breach of any covenant or agreement by the Buyer contained in this Agreement.

(c) any Third Party Claim against any Seller Indemnified Party involving any Action of the third party against the Target or a Subsidiary of a Target relating to events first occurring after the applicable Closing, other than with respect to any matter that is the subject of the indemnification set forth in Section 9.2.

After each Closing, none of the Targets subject to a Securities Transfer at such Closing, nor any of their respective Subsidiaries, shall be a Seller Indemnified Party.

Section 9.4 Procedures.

(a) In order for a Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement as a result of a Loss or a claim or demand made by any Person other than the Sellers or the Buyer (or their respective Affiliates) against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver notice thereof to the party against whom indemnity is sought (the “Indemnifying Party”) promptly after receipt by such Indemnified Party of written notice of the Third Party Claim, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, provided that the Indemnifying Party shall not settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the Indemnified Party has been advised in writing by counsel that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party in connection with such defense. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(c) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request. The failure promptly to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters.

Section 9.5 Limits on Indemnification.

(a) No claim may be asserted against any party for indemnification hereunder unless written notice of such claim is received by such party, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the applicable Survival Date. If a written notice has been delivered prior to the expiration of the applicable Survival Date with respect to any such matter but the claim has not yet been resolved as of the expiration of the applicable Survival Date, then such indemnification obligation shall survive (but only in respect of such claim) until such claim has been finally resolved as provided in Section 9.4

(b) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 9.6: (i) no amounts of indemnity shall be payable as a result of any claim arising under Section 9.2 unless and until the Buyer Indemnified Parties have suffered, incurred, sustained or become subject to Losses in excess of $2,000,000 (the “Basket”) in the aggregate, in which case the Buyer Indemnified Parties may bring a claim for all Losses; (ii) the amount of any payment made as a result of a claim arising under Section 9.2 shall be net of any amounts actually recovered under insurance policies by the Buyer or any of its Affiliates; and (iii) the maximum liability of the REIT I Sellers under Section 9.2 shall not exceed $17,000,000 in the aggregate, and the maximum liability of the REIT II Sellers under Section 9.2 shall not exceed $58,000,000 in the aggregate.

(c) Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 9.6: (i) no amounts of indemnity shall be payable as a result of any claim arising under Section 9.3 unless and until the Seller Indemnified Parties have suffered, incurred, sustained or become subject to Losses in excess of Basket in the aggregate, in which case the Buyer Indemnified Parties may bring a claim for all Losses; (ii) the amount of any payment made as a result of a claim arising under Section 9.3 shall be net of any amounts actually recovered under insurance policies by the Seller or any of its Affiliates; and (iii) the maximum liability of the Buyer under Section 9.3 shall not exceed $25,000,000 in the aggregate.

(d) Notwithstanding anything to the contrary contained in this Agreement, no party hereto shall have any liability under Sections 9.2 or 9.3 of this Agreement for any (i) punitive, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or (ii) items or matters that have been prorated or adjusted in accordance with Section 2.5.

(e) Notwithstanding anything to the contrary contained in this Agreement, any indemnity payments pursuant to this Article IX shall be paid in the form of cash. In the event that any Indemnified Party is finally determined to be entitled to indemnification hereunder from an Indemnifying Party, the amount of such indemnification pursuant to the terms of Section 9.2 or 9.3, as the case may be (the “Indemnification Amount”), shall be immediately due and payable. To any extent any Indemnifying Party fails to pay the Indemnification Amount within 10 Business Days of a final determination, the Indemnification Amount shall accrue interest for the benefit of the Indemnified Party at a rate per annum equal to 12%, compounded monthly, until paid.

(f) The Buyer acknowledges that the Sellers may purchase for the benefit of the Buyer a policy or policies of Buyer UCC Insurance from a national title insurance underwriter with respect to the representations and warranties forth in Section 3.2 (relating to authority), Section 3.4 (relating to capitalization), Section 3.5 (relating to the Securities) and Section 3.6 (relating to Subsidiary equity interests), naming the Buyer as beneficiary thereto. To extent such insurance is purchased, the Buyer agrees to first seek indemnification thereunder with respect to a breach by the Sellers of any such representations and warranties, and that any amounts paid to the Buyer pursuant to such policies shall be deemed paid by the Sellers for all purposes under this Agreement.

Section 9.6 Exclusivity. Except as specifically set forth in this Agreement or the Ancillary Agreements, effective as of the Initial Closing (or, with respect to any Property subject to a Deferred Closing, as of such Deferred Closing), in the absence of fraud by the other party (to the extent determined in accordance with Section 11.9), the Buyer, on behalf of itself and the other Buyer Indemnified Parties, on the one hand, and the Sellers, on behalf of themselves and the other Seller Indemnified Parties, on the other hand, waive any rights and claims they may have against each other, whether in law or equity, relating to the Targets or the Subsidiaries, the Properties, any breach of the representations, warranties, covenants or other claim arising out of or relating to this Agreement or any Ancillary Agreement and/or the transactions contemplated hereby or thereby. The rights and claims waived include, without limitation, claims for contribution or other rights of recovery arising out of or relating to any claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty not amounting to fraud. After the Initial Closing (or, with respect to any Property subject to a Deferred Closing, as of such Deferred Closing), subject to the foregoing and except for payments owing by any party pursuant to Section 2.6 (related to Transaction Costs), Section 4.3 (related to Buyer financing) or Section 7.1(a) (relating to indemnification for certain items arising during the Inspection Period), or Article VI (related to Taxes), this Article IX will provide the exclusive remedy available to the parties against each other for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any Ancillary Agreement and/or the transactions contemplated hereby or thereby.

Section 9.7 Survival. The provisions of this Article IX shall survive each Closing.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated prior to the Initial Closing:

(a) by the mutual written agreement of the Sellers and the Buyer at any time;

(b) by the Sellers, by written notice to the Buyer, if none of the Sellers is in material breach of its representations, warranties, covenants or agreements under this Agreement, if (i) any representations or warranties of the Buyer herein are or become untrue or incorrect or (ii) there has been a breach on the part of the Buyer of any of its covenants or agreements herein, in each case such that the condition set forth in Section 8.2(a) would be incapable of being satisfied by December 31, 2012 (the “Outside Date”);

(c) by the Buyer, by written notice to the Sellers, if the Buyer is not in material breach of its representations, warranties, covenants or agreements under this Agreement, if (i) any representations or warranties of the Sellers herein are or become untrue or incorrect or (ii) there has been a breach on the part of the Sellers of any of their covenants or agreements herein, in each case such that the condition set forth in Section 8.3(a) would be incapable of being satisfied by the Outside Date;

(d) by the Buyer, by written notice to the Sellers, pursuant to the exercise of its right to terminate this Agreement under Section 2.4(b) or 7.1(b);

(e) by the Sellers, by written notice to Buyer, pursuant to the exercise of their right to terminate the Agreement under Section 2.4(c);

(f) by the Buyer or the Sellers, by written notice to the other, if any Governmental Authority shall have issued an Order and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available to any party if the entry of such Order, or the Order becoming final and non-appealable, was primarily due to the failure of such party to perform any of its obligations under this Agreement; provided, further, that if such Order is limited to one or more Properties, such Properties shall be Withdrawn Properties and, subject to the provisions of Section 2.4, the right to terminate this Agreement shall not be available;

(g) by the Buyer or the Sellers, by written notice to the other, if the Initial Closing has not occurred by 11:59 p.m., Eastern Time, on the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 10.1(g) shall not be available to any party if the failure of the Initial Closing to occur on or before the Outside Date was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(h) by the Buyer, if the Buyer is not in material breach of its representations, warranties, covenants or agreements under this Agreement, by written notice to the Sellers, if any Seller shall have failed to perform or comply with any covenant or agreement contained in Section 5.12(a) or (b).

Section 10.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided herein, this Agreement shall forthwith become void and there shall be no liability on the part of either party except for the provisions of Sections 3.20 and 4.6 relating to broker’s fees and finder’s fees, Section 5.6 relating to confidentiality, Section 5.8 relating to public announcements, Sections 2.6 and 11.1 relating to fees and expenses, Section 11.4 relating to notices, Section 11.7 relating to third-party beneficiaries, Section 11.8 relating to governing law, Section 11.9 relating to dispute settlement and this Section 10.2, all of which shall survive termination.

(b) If this Agreement is terminated pursuant to Section 10.1(a), (d), (f) or (g), the Buyer shall be entitled to receive the entire Deposit Escrow Amount, and in such event, the Deposit Escrow Agent is authorized to promptly pay the Deposit Escrow Amount to the Buyer.

(c) If this Agreement is terminated pursuant to Section 10.1(b), the Sellers shall be entitled to receive the entire Deposit Escrow Amount, as liquidated damages for the damages suffered by the Sellers (which amount the parties agree is a reasonable estimate of the actual damages that will be suffered by the Sellers and does not constitute a penalty), and in such event, the Deposit Escrow Agent is hereby authorized to promptly pay the Deposit Escrow Amount to the Sellers. Prior to the termination of this Agreement pursuant to Section 10.1(b), the Sellers shall be entitled to specific performance of the terms hereof. If the Sellers are successful in obtaining specific performance pursuant to this Section 10.2(c), the Buyer shall reimburse the costs and expenses (including reasonable legal fees and expenses) of the Sellers incurred in connection therewith. Under no circumstance shall the Sellers be entitled to any damages (including the receipt of the Deposit Escrow Amount as liquidated damages pursuant to the foregoing) if the remedy of specific performance is awarded. The remedies contained in this Section 10.2(c) are exclusive.

(d) If this Agreement is terminated pursuant to Section 10.1(c), the Buyer shall be entitled to receive the entire Deposit Escrow Amount, and in such event, the Deposit Escrow Agent is authorized to promptly pay the Deposit Escrow Amount to the Buyer. Prior to the termination of this Agreement pursuant to Section 10.1(c), the Buyer shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity to which the Buyer may be entitled; provided that under no circumstance may the Buyer be entitled to any damages if the remedy of specific performance is awarded. If the Buyer is successful in obtaining specific performance pursuant to this Section 10.2(d), the Sellers shall reimburse the costs and expenses (including reasonable legal fees and expenses) of the Buyer incurred in connection therewith.

(e) If this Agreement is terminated pursuant to Section 10.1(e), the Buyer shall be entitled to receive the entire Deposit Escrow Amount, and in such event, the Deposit Escrow Agent is authorized to promptly pay the Deposit Escrow Amount to the Buyer, and the Sellers shall reimburse the Buyer for all documented out-of-pocket fees and expenses incurred by the Buyer during the Inspection Period in connection with this Agreement or the transactions contemplated hereby, not to exceed an aggregate of $3,000,000, no later than three Business Days after the date of receipt of such documentation, and if the Sellers fail to pay such amount when due, the Sellers shall reimburse the costs and expenses (including reasonable legal fees and expenses) of the Buyer in connection with any successful action, including the filing of any lawsuit or other legal action taken to collect payment and shall pay interest thereon at rate of 12% per annum, compounding monthly, accruing from the date such amount should have been paid until payment thereof. The remedy contained in this Section 10.2(e) is exclusive.

(f) If this Agreement is terminated pursuant to Section 10.1(h), the Buyer shall be entitled to receive the entire Deposit Escrow Amount, and in such event, the Deposit Escrow Agent is authorized to promptly pay the Deposit Escrow Amount to the Buyer, and the Sellers shall pay the Buyer the Termination Fee no later than two Business Days after such termination as liquidated damages for the damages suffered by the Buyer (which amount the parties agree is a reasonable estimate of the actual damages that will be suffered by the Buyer and does not constitute a penalty), and if the Sellers fail to pay such amount when due, the Sellers shall reimburse the costs and expenses (including reasonable legal fees and expenses) of the Buyer incurred in connection with any successful action, including the filing of any lawsuit or other legal action taken to collect payment and shall pay interest thereon at rate of 12% per annum, compounding monthly, accruing from the date such amount should have been paid until payment thereof. Prior to the termination of this Agreement pursuant to Section 10.1(h), the Buyer shall be entitled to specific performance of the terms hereof, provided, that if specific performance is not available to the Buyer for any reason, the Buyer shall be entitled to terminate this Agreement pursuant to Section 10.1(h) and receive the Deposit Escrow Amount and be paid the Termination Fee as liquidated damages in accordance with the foregoing. If the Buyer is successful in obtaining specific performance pursuant to Section 10.1(h), the Sellers shall reimburse the costs and expenses (including reasonable legal fees and expenses) of the Buyer incurred in connection therewith. Under no circumstance may the Buyer be entitled to any damages (including the payment of the Termination Fee) if the remedy of specific performance is awarded. The remedies contained in this Section 10.2(f) are exclusive.

(g) Notwithstanding any other provision hereof, if this Agreement is terminated, nothing in this Section 10.2 limits a party’s remedies for any breach by the other party of any covenant or obligation that survives the termination of this Agreement, as expressly set forth in this Agreement.

Section 10.3 Specific Performance. In the event that specific performance is an available remedy in accordance with Section 10.2, each party waives (a) any defense in such action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Fees and Expenses. Except as otherwise provided herein, all expenses incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, whether or not such transactions are consummated.

Section 11.2 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party and otherwise as expressly set forth herein.

Section 11.3 Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise specifically set forth in this Agreement, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 11.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon transmission, subject to written confirmation of receipt thereof by facsimile, e-mail or otherwise, within 24 hours of such transmission, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Sellers, to:

Kayne Anderson Real Estate Advisors, LLC

200 Business Park Drive

Armonk, NY 10504

Attention: S. David Selznick

Facsimile: (914) 273-1904

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10067

Attention: Jeffrey Kochian, Esq.

Facsimile: (212) 872-1002

(b)	if to the Buyer, to:

American Campus Communities Operating Partnership LP

12700 Hill Country Boulevard, Suite T-200

Austin, Texas 78738

Attention: William W. Talbot

Facsimile: (512) 732-2450

with a copy (which shall not constitute notice) to:

Locke Lord LLP

2200 Ross Avenue, Suite 200

Dallas, Texas 75201

Attention: Toni Weinstein

Facsimile: (214) 740-8800

Section 11.5 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and the Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation”, unless otherwise specified. When used in this Agreement the term “ordinary course of business” shall be deemed to refer to the ordinary course of the ownership and operation of the Properties consistent with past practice. As of the expiration of the Inspection Period, the Seller Disclosure Schedule shall be considered part of this Agreement, and the parties hereby agree that: (a) in spite of the fact that the Seller Disclosure Schedule is being delivered after the date hereof, the disclosures set forth in the approved Seller Disclosure Schedule shall deemed to modify this Agreement as of the date hereof (or such other date as set forth therein), (b) disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent, (c) the fact that any item of information is disclosed in the Seller Disclosure Schedule shall not be construed to mean that such information is required to be disclosed in the Agreement, (d) the disclosure of a matter in response to a representation or warranty containing materiality or other qualifications or limitations does not constitute a representation, warranty or acknowledgement by the applicable Seller that such matter is material or otherwise falls within such qualifications or limitations, (e) no disclosure in the Seller Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or actually occurred, and (f) prior to the expiration of the Inspection Period, the Buyer may not exercise its right to termination this Agreement pursuant to Section 10.1(c), provided, that the foregoing shall in no way affect the Buyer’s right to terminate this Agreement prior to the expiration of the Inspection Period pursuant to Sections 2.4(b) or 7.1(b).

Section 11.6 Entire Agreement. This Agreement (including the Exhibits and the Seller Disclosure Schedules hereto), the Ancillary Agreements, the Confidentiality Agreement and the other agreements and instruments being entered into concurrently herewith constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any Ancillary Agreement or any of the other agreements and instruments being entered into concurrently herewith shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any party with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.

Section 11.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 5.5 and Article IX.

Section 11.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 11.9 Dispute Settlement.

(a) Except for any Action seeking specific performance of the terms of this Agreement, any dispute, controversy or claim arising out of or relating to any provision of this Agreement or the Ancillary Agreements or the interpretation, enforceability, performance, breach, termination or validity hereof or thereof (including this arbitration clause) shall be solely and finally settled by arbitration by a panel of three arbitrators in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”), as modified by the provisions of this Section. Each party agrees that the award of the arbitrators shall be final and non-appealable and shall be the sole and exclusive remedy between or among them regarding any and all claims, counterclaims, issues and accountings presented to the arbitrators, irrespective of the magnitude thereof.

(b) To the extent this Section 11.9 is deemed a separate agreement, independent from this Agreement, and for purposes of the Ancillary Agreements, Sections 11.1 (Fees and Expenses), 11.4 (Notices), 11.8 (Governing Law) and 11.15 (Severability) and are incorporated in this Section 11.9 by reference.

(c) All of the arbitrators shall be native English speakers. The parties agree that the choice of arbitrators shall be as follows: one arbitrator shall be appointed by the Buyer and one by the Sellers and the third shall be selected by the two party-appointed arbitrators or, failing agreement within 15 days after both party-appointed arbitrators have been appointed, by the AAA in accordance with the Rules.

(d) All arbitration proceedings shall be conducted pursuant to the Rules in the English language in Wilmington, Delaware. Each party agrees to facilitate the arbitration by: (i) making available to each other and to the arbitrators for inspection and extraction all documents, books, records and personnel under their control as the arbitrators shall determine to be relevant to the dispute, and (ii) conducting arbitration hearings to the greatest extent possible on successive, contiguous days, and (iii) observing strictly the time periods established by the Rules or by the arbitrators for the submission of evidence and briefs.

(e) All papers, documents and evidence, whether written or oral, filed with or presented to the arbitrators shall be deemed by the parties to be Information (as defined in the Confidentiality Agreement). In addition, the arbitrators shall keep such papers, documents and evidence strictly confidential, and no expert or arbitrator shall disclose in whole or in part to any other person any confidential information submitted by any other person in connection with any arbitration proceedings, except to the extent (i) required by law or regulation, (ii) reasonably necessary to assist counsel in the arbitration or preparation for arbitration of the dispute, or (iii) that such “confidential” information was previously or subsequently becomes known to the disclosing party without restrictions on disclosure, was independently developed by such disclosing party or becomes publicly known through no fault of the disclosing party.

(f) Any award issued by the arbitrators (including any interim award) shall set out a written explanation in English of the reasons for the award and a full statement of the facts as found and the rules of law applied in reaching their decision. Such explanation of the award and the statement of facts shall be treated by the parties as Information (as defined in the Confidentiality Agreement). In addition, the arbitrators shall keep such explanation of the award and the statement of facts strictly confidential and shall treat such information in accordance with paragraph (e) above.

(g) The arbitrators are empowered to render the following awards in accordance with any provision of this Agreement and the Ancillary Agreements: (i) enjoining a party from performing any act prohibited or compelling a party to perform any act required, by the terms of this Agreement or the Ancillary Agreements and any order entered pursuant to this Agreement or the Ancillary Agreements or deemed necessary by the arbitrator to resolve disputes arising under or relating to this Agreement, the Ancillary Agreements or order, (ii) where, and only where, violations of this Agreement or the Ancillary Agreements have been found, shortening or lengthening any period established by this Agreement, the Ancillary Agreements or order, and (iii) ordering such other legal or equitable relief (subject to the limitations on liability set forth herein and therein) or specifying such procedures as the arbitrator deems appropriate, to resolve any dispute submitted to it for arbitration.

(h) Any monetary award of the arbitrators shall be made and payable in immediately available funds in U.S. dollars, free of any Tax and deductions of any kind. Any such monetary award shall include interest from the date of such award at the rate of interest from time to time published by the Wall Street Journal as the prime rate, calculated on the basis of a year of 365 days and the number of days elapsed.

(i) Any decision or award of the arbitral tribunal shall be final and binding upon the parties to the arbitration proceeding and the arbitrators shall resolve in their award the extent to which the parties shall bear the arbitration costs. Each party hereby waives to the extent permitted by law all jurisdictional defenses, objections as to venue and any rights to appeal or to review of such award by any court or tribunal. Each party agrees that the arbitral award may be found and that a judgment on the arbitration award may be entered in any court having competent jurisdiction over the parties or their assets.

(j) The parties hereby agree that for purposes of the Convention on the Recognition and Enforcement of Foreign Arbitral Awards, the relationship between the parties is commercial in nature, and that any disputes between the parties related to this Agreement or the Ancillary Agreements shall be deemed commercial.

(k) Each of the parties hereto irrevocably (a) agrees that any suit, Action or other legal proceeding seeking specific performance of the terms of this Agreement or to enforce the outcome of any arbitration provided for herein, shall be brought exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (b) consents to the jurisdiction of each such court in any such suit, Action or proceeding and (c) waives any objection it may have to the laying of venue of any such suit, Action or proceeding in any of such courts and any claim that any such suit, Action or proceeding has been brought in an inconvenient forum.

Section 11.10 Disclosure Generally. Notwithstanding anything to the contrary contained in the Seller Disclosure Schedule or in this Agreement, the information and disclosures contained in any section or subsection of the Seller Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section or subsection of the Seller Disclosure Schedule as though fully set forth in such section or subsection for which applicability of such information and disclosure is reasonably apparent. The fact that any item of information is disclosed in any section or subsection of the Seller Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 11.11 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder, partner or other equity holder of any party hereto or any Representative or investor of any party hereto.

Section 11.12 Assignment; Successors. Neither this Agreement, the Ancillary Agreements, nor any of the rights, interests or obligations under this Agreement or the Ancillary Agreements may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either the Buyer, on one hand, or any Seller, on the other hand, without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void.

Section 11.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 11.14 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 11.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.16 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 11.17 Facsimile Signature. Executed copies of the signature pages of this Agreement sent by facsimile or transmitted electronically in either TIFF or PDF format shall be treated as originals, fully binding and with full legal force and effect, and the parties waive any rights they may have to object to such treatment.

Section 11.18 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 11.19 No Presumption Against Drafting Party. Each party hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, the Sellers and the Buyer have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLERS:

KAREP REIT I, INC., a Delaware corporation

By:	/s/ Albert Rabil, III
Name:	Albert Rabil, III
Title:	President

KAREP REAL ESTATE PARTNERS II (QP), L.P., a Delaware limited partnership

By:	Kayne Anderson Real Estate Advisors II, LLC, a Delaware limited liability company, its general partner

	By:	/s/ Albert Rabil, III
	Name:	Albert Rabil, III
	Title:	President

KAREP REAL ESTATE PARTNERS II, L.P., a Delaware limited partnership

By:	Kayne Anderson Real Estate Advisors II, LLC, a Delaware limited liability company, its General Partner

	By:	/s/ Albert Rabil, III
	Name:	Albert Rabil, III
	Title:	President

BUYER:

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP, a Maryland limited partnership

By:	American Campus Communities Holdings LLC, a Maryland limited liability company, its general partner

	By:	/s/ William C. Bayless, Jr.
	Name:	William C. Bayless, Jr.
	Title:	President